Exhibit 1

Management’s
Discussion and
Analysis
Sun Life Financial Inc.
For the Year Ended December 31, 2007
February 13, 2008
Life’s brighter under the sun

Management’s Discussion and Analysis
TABLE OF CONTENTS

Enterprise Mission, Vision, Values and Strategy	3
Financial Performance and Objectives	4
Business Overview	5
Performance Overview	6
Corporate Developments	9
Critical Accounting Estimates	11
Accounting Policies	15
Non-GAAP Financial Measures	16
Financial Highlights	18
Consolidated Results of Operations	19
Investments	24
Business Segment Overview	29
SLF Canada	29
SLF U.S.	33
MFS	37
SLF ASIA	40
Corporate	43
Risk Management	45
Financial Position and Liquidity	48
Legal and Regulatory Proceedings	53
Controls and Procedures	53
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2007, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2007 is not available, information available for the latest period before December 31, 2007 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2007, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, earnings per share (EPS), fully diluted EPS and return on equity (ROE).
Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Other non-GAAP financial measures used by the Company include sales, and premiums and deposits. Management believes that

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MANAGEMENT’S DISCUSSION AND ANALYSIS
these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this annual MD&A under the heading Non-GAAP Financial Measures on pages 16 and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Forward-looking Statements
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Financial Performance and Objectives, Business Overview, Performance Overview, Investments, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, and Financial Position and Liquidity. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Estimates on page 11 and Risk Management on page 45 of this MD&A and Risk Factors contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; the risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise Mission, Vision, Values and Strategy
Mission
To help customers achieve lifetime financial security
Vision
To be an international leader in protection and wealth management
Values
These values guide us in achieving our strategy:

Values	Integrity	Engagement

	We are committed to the highest standards of business ethics and good governance.	We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

Customer Focus	Excellence	Value

We provide sound financial solutions for our customers and always work with their interests in mind.	We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.	We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Strategy
We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.
We will work to achieve our strategy through focused execution of the following five enterprise priorities:

Priorities	Generate value-building growth	Intensify customer focus

	Sustain profitable top-line growth and deliver on key medium-term financial targets.	Meet the needs of our customers by delivering top quality products and services.

Enhance productivity and efficiency Continuously improve productivity and efficiency to increase competitiveness.	Strengthen risk management Enhance risk management processes and practices to maximize shareholder value.	Foster innovation Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Performance and Objectives

Measure(1)	Medium-Term Objectives	2007 Accomplishments

Operating EPS growth Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.	10%	• 11% exceeded average annual target • Up 13% on a constant currency basis

Operating ROE growth Growth in ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	15%	• 14.3% on track to meet medium term objective • January 1, 2007 changes to Canadian accounting rules reduced ROE by 48 basis points • Currency movements benefited 2007 ROE by 38 basis points

Capital Deployment Effective deployment of capital serves to enhance shareholder value and is a significant focus for the Company’s management	• Invest in organic growth • Maintain 30%-40% dividend payout ratio • Make selective acquisitions • Repurchase common shares
• Invested in global distribution
and product innovation across
the enterprise
• 2007 dividend payout ratio 33%
• Completed acquisition of Genworth Employee Benefits Group business
• Repurchased $502 million of common shares

Medium-term objectives were established for a three- to five-year period. The operating EPS growth objective is 10% per annum on average and the medium-term operating ROE goal is to achieve 15% on a sustainable basis.
Sun Life Financial’s medium-term goals are based on the following assumptions and conditions:
•	A rise in the annual average level of key equity market indices, primarily the S&P 500, by approximately 7%-8%
•	Stability in North American interest rates across the yield curve

•	A credit environment within historical norms

•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling

(1)	Operating EPS, operating ROE and the dividend payout ratio are non-GAAP financial measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings. For additional information, see the section under the heading Non-GAAP Financial Measures on page 16.

Sun Life Financial Inc.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers.
Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom Business (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance), and Corporate Support operations, which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to other segments.
Financial information on the Company’s business segments is presented in this MD&A in both Canadian dollars and the segment’s local currency where appropriate.
The fluctuation in the value of the Canadian dollar against foreign currencies in 2007 had a significant impact on the Company’s financial condition and results of operations.
The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s stable protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives.

The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	■	■		■	■
Individual annuity and savings	■	■		■	■
Group life and health	■	■		■
Group pension and retirement	■	■		■
Mutual funds	■		■	■
Asset management	■	■	■	■
Individual health insurance	■			■
Reinsurance (life retrocession)					■

The Company’s strong focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution Channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	■			■
Independent and managing general agents	■	■		■
Financial intermediaries (e.g., brokers)	■	■	■	■
Banks		■	■	■
Pension and benefit consultants	■	■	■	■
Direct sales (including Internet)	■		■	■

Drivers of Profitability
Several factors could affect the profitability of the Company’s operations, including changes in:
•	Equity market performance

•	Interest rates

•	Credit experience

•	Mortality and morbidity experience

•	Surrender and lapse experience
•	Spreads between the interest credited to policyholders and investment returns

•	Currency exchange rates, regulatory environment and other external factors
The Company’s risk factors are described in SLF Inc.’s 2007 AIF under the heading Risk Factors and the Company’s enterprise-wide risk management framework is described on page 45 of this MD&A under the heading Risk Management.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Performance Overview

Business Segment	2007 Priorities	2007 Achievements

SLF Canada
•   Grow the wholesale distribution channel and continue to strengthen distribution capabilities in the career sales force
•   Increase market share in the small to medium-sized group business market segments
•   Continue to grow the rollover and voluntary group retirement businesses and enhance the advice-based channels to meet the needs of baby boomers as their demand for advice increases
•   Maintain disciplined focus on expense management

•   The Company integrated its brand strategy in Canada to leverage more effectively the Sun Life Financial brand. As part of the integration strategy, the Company retired the Clarica name and re-branded its career sales force as the Sun Life Financial Advisor Sales Force
•   Individual Insurance and Investments sales from the Wholesale Distribution channel increased by 44% in 2007 from 2006
•   The launch of SunWise Elite Plus Guaranteed Minimum Withdrawal Benefit contributed to meeting the needs of those Canadians who are focused on the income phase of their retirement planning. This new product contributed to an increase of 32% in individual segregated fund sales over 2006
•   Sales in the small and medium-sized Group business segments continued to grow with a 17% sales growth over 2006
•   Group Retirement Services (GRS) grew its sales by 61% compared to 2006 as a result of the increased placement of large plans. In addition, plan members leaving their employers’ defined contribution plans for retirement or other reasons during 2007 entrusted $725 million of their plan assets to Sun Life Financial, a growth of 33% over 2006
•   Productivity and efficiency improved in both wealth and insurance operations in 2007, with increases ranging from 2.5% to 4.5%

2008 Priorities

•   Continue to increase Individual Insurance and Investment sales through the Sun Life Financial Advisor Sales Force and the Wholesale distribution channel by enhancing distribution capabilities with a focus on lifetime relationships and holistic advice
•   Continue to build and expand the retirement rollover business by providing advice and incorporating group life and health products
•   Continue to increase market share in the small to medium-sized group business market segments
•   Continue to maintain disciplined focus on expense management

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Segment	2007 Priorities	2007 Achievements

SLF U.S.
•   Improve Individual Life profitability
•   Successfully complete the acquisition and integrate the employee benefits group business acquired from Genworth
•   Continue growth in variable annuities
•   Expand the geographic reach and range of product offerings
•   Continue service centre improvement initiatives

•   Implemented an unsecured financing arrangement to address U.S. statutory reserve requirements for certain universal life products. This financing arrangement reduced new business strain on universal life sales, in addition to the recovery of previously reported new business strain
•   Completed its acquisition of Genworth Financial, Inc.’s U.S. Employee Benefits Group (Genworth EBG) on May 31, 2007. Integration is proceeding on target. In 2007, the field forces were combined and the sales expense synergies and integration cost targets were exceeded. These achievements supported reaching the 2007 earnings goal for the combined business
•   Continued its product enhancement initiatives in variable annuities with the launch of Income on Demandsm in March of 2007
•   Gross domestic variable annuity sales increased 65% over 2006 and net redemptions improved to US$0.1 billion in 2007 as compared to net redemptions of US$1.0 billion in 2006
•   Introduced Sun Global Freedom Offshore Universal Life and built a dedicated distribution team focused on offshore variable products
•   The service centre continued its improvement initiatives, receiving a DALBAR Customer Service award and Operations Managers Round Table (OMR) Service award

2008 Priorities

•   Grow sales by maintaining and increasing product competitiveness across all lines of business through innovation and quality service
•   Continue the integration of the Genworth EBG acquisition and leverage the expanded distribution capabilities
•   Deepen distribution relationships through improved service and enhanced marketing
•   Leverage product and innovation skills to expand in global markets

Sun Life Financial Inc.	7

MANAGEMENT’S DISCUSSION AND ANALYSIS

	2007 Priorities	2007 Achievements

MFS	• Improve domestic equity investment performance and sustain long-term performance • Increase domestic mutual fund sales and net flows • Increase profit margins
•   U.S. retail equity investment performance improved during 2007 with 73% of funds ranking in the top half of their respective three-year Lipper categories as of December 31, 2007 compared with 67% as at December 31, 2006
•   Funds in the large cap value and core equity institutional categories significantly outperformed their benchmark based on one and three-year performance
•   Gross U.S. domestic mutual fund sales increased by 9% over 2006 and U.S. domestic mutual fund net outflows improved by approximately US$0.7 billion compared to 2006
•   Pre-tax operating profit margins improved by 660 basis points from 2006

2008 Priorities
• Sustain long-term investment performance • Improve U.S. domestic mutual fund net sales • Continue expansion of institutional distribution footprint

	2007 Priorities	2007 Achievements

SLF Asia
•   Continue to leverage the expanded distribution capacity and synergies achieved through the CMG Asia acquisition
•   Expand the geographic reach and range of product offerings for multi-channel distribution in the Philippines
•   Explore cross-selling opportunities by leveraging the distribution channels of the joint venture in India
•   Continue the geographic expansion in China
•   Secure new distribution alliances, including bancassurance in key markets

•   Hong Kong individual insurance sales were up 38% over 2006, driven by strong demand for investment-linked products and improved agency productivity
•   Hong Kong operations shifted its focus to strengthening the product range by launching new unit-linked, health insurance and traditional protection products
•   The Philippines mutual fund net sales more than doubled in 2007 from 2006, driven by an increased awareness and demand for investment products and solid investment performance
•   In India, Birla Sun Life Insurance Company Limited (Birla Sun Life) sales were up 111% as the joint venture continued to expand its distribution with its direct sales force to 85,000 advisors in 339 branches
•   In China, Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright) opened a branch in Shanghai. The joint venture also increased its footprint in the Jiangsu province with the opening of four sales offices in that province, and now operates in 16 cities in China
•   Alternate distribution sales were up 47% over 2006 as new telemarketing distribution alliances were forged in China and Indonesia. Birla Sun Life renewed its exclusive bancassurance agreement with a large multinational bank and Sun Life Everbright established new bancassurance partnerships

2008 Priorities

•   Achieve operational efficiencies through regional centres of excellence
•   Expand product offerings, including innovative health insurance solutions
•   Leverage global expertise to explore wealth management opportunities in new markets
•   Strengthen distribution management and expand alternate distribution by leveraging regional expertise
•   Increase opportunities to cross-sell to existing customers
•   Continue accelerated expansion in India

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook
The global economy entered 2008 with significant uncertainty and volatility in financial markets that may result in lower or negative growth prospects in some sectors during the remainder of 2008. Weaker economic conditions within the markets in which we operate may adversely affect results in some of our businesses. For example, the incidence of claims under group disability policies tends to increase in times of economic weakness. Similarly, some wealth products, such as retail mutual funds or insurance policies tied to equity market returns, may be less attractive to customers if equity markets perform poorly in 2008. However, these economic conditions also provide opportunities as individuals and institutions increasingly look to financially strong organizations, such as Sun Life Financial, for protection, savings and investment products.
Corporate Developments
The following developments occurred in 2007.
U.S. Employee Benefits Group Business Acquisition
Sun Life Financial completed its acquisition of the Genworth EBG business on May 31, 2007 for $725 million. Sun Life Financial’s U.S. group business combined with Genworth’s Employee Benefits Group and became Sun Life Financial Employee Benefits Group offering customers group life, disability, dental and stop loss insurance, and voluntary worksite products.
This acquisition added scale and scope to Sun Life Financial’s U.S. Employee Benefits Group business and solidified its top 10 leadership position in the important U.S. employee benefits industry. In addition, the increased access to markets, broadened product and service offerings, and strengthened distribution platform positioned Sun Life Financial for long-term growth. Additional details are included in Note 3 to SLF Inc.’s 2007 Consolidated Financial Statements.

Other Acquisitions and Disposals
On June 22, 2007, the Company purchased approximately two million of additional trust units of CI Financial Income Fund for $66 million in order to maintain its existing combined interest in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). SLF Inc.’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation in the second quarter of 2007.
On August 31, 2007, the Company entered into an agreement to sell the U.S. subsidiaries that comprised the Independent Financial Marketing Group (IFMG)
business to LPL Holdings, Inc. The sale, which closed on November 7, 2007, did not have a material impact on the Company’s 2007 financial condition or results of operations.
On December 13, 2007, the Company entered into an agreement to sell Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The transaction is expected to close in the first quarter of 2008 and is not expected to have a material impact on the Company’s financial condition or results of operations.

Share Repurchase Program
In 2007, SLF Inc. purchased and cancelled 9.8 million common shares at a cost of $502 million. under its share repurchase program. On January 10, 2008, SLF Inc. announced its 2008 repurchase program for the purchase of up to 3.5% of its outstanding common shares, starting January 12, 2008.

Increased Quarterly Shareholder Dividends
In 2007, SLF Inc. increased its quarterly common share dividend by 13%. The quarterly dividend payout per common share was increased from $0.30 to $0.32 in the first quarter of 2007 and from $0.32 to $0.34 in the third quarter of 2007.
On February 13, 2008, the Board of Directors approved a 6% increase in the quarterly dividend to $0.36 per share.
Financing Arrangements
The Company routinely reviews its financing arrangements to enhance its capital efficiency and optimize its capital structure. In 2007, SLF Inc. issued $250 million of Class A non-cumulative Preferred Shares Series 5, at $25 per share, paying non-cumulative quarterly dividends at a per annum rate of 4.50% and an additional $250 million of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036, resulting in an aggregate $950 million principal amount outstanding of Series B Debentures. The Company also issued $400 million of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042 and redeemed its 8.53% Partnership Capital Securities in the principal amount of US$600 million in May 2007.
In September 2007, Sun Life Assurance repurchased the outstanding $3 million principal amount of the 7.09% funding debenture and $30 million principal amount of the $990 million outstanding 6.87% Series A debentures.
The Company established an insurance subsidiary in the United States to fund statutory reserves required by Actuarial Guideline 38 as adopted by the National

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Association of Insurance Commissioners (AXXX reserves) attributable to certain universal life policies sold by Sun Life Assurance in the United States. The new subsidiary established a long-term financing arrangement with a financial institution (the Lender) and on November 8, 2007, issued a US$1 billion variable principal floating rate certificate to a special purpose entity affiliated with the Lender. Additional principal amounts may be issued from time to time until the agreement expires in 2037. Repayment of the certificate is guaranteed by an indirect parent of the new United States insurance subsidiary.
Additional details of these financing arrangements can be found on page 49 in this MD&A in the Capital section under the heading Financial Position and Liquidity and in Notes 10, 11, 12 and 14 to SLF Inc.’s 2007 Consolidated Financial Statements.
On January 30, 2008, SLF Inc. issued $400 million of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating debentures (Series 2008-1) due in 2023.
Other Corporate Developments
The Company integrated its brand strategy in Canada to more effectively leverage the Sun Life Financial brand. The strategy allows the Company to realize greater economies of scale in marketing expenditures, and reduce brand duplication and complexity in the Canadian marketplace. As part of the integrated strategy, the Company also retired the Clarica name, which resulted in an after-tax charge of $43 million related to the intangible asset write-down.
In November 2007, the Company announced several changes to the management structure, including the appointment of a new President of Sun Life Global Investments Inc., formerly Sun Life Financial Corp., to integrate overall responsibility for the Company’s North American asset management businesses and accelerate growth in the expanding wealth market.
The Company also announced a new International Variable Annuity Centre, which will leverage the current successful U.S. variable annuity operation to support the increasing international demand for variable annuity solutions to meet retirement needs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Critical Accounting Estimates
SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 5, and 9 to its 2007 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
Benefits to Policyholders
The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The table on the following page summarizes the significant factors affecting the determination of policyholders’ benefits, the methodology on which they are determined, and their significance to the Company’s financial conditions and results of operations.
The equity market and interest rate sensitivities contained in the table differ from those outlined on page 46 of this MD&A. The sensitivities shown on page 46 are for a one-year period including limited management actions, given a market shock at the beginning of the period. The sensitivities in the table below represent the immediate impact of a market shock and are in respect of policyholder liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting	Determination Methodology and	Financial Significance
Estimate	Assumptions	(measured as at December 31, 2007)

Equity markets — the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets
•   The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•   For participating insurance and universal life products, a large portion of the effect of equity market changes is passed through to policyholders as changes in the amounts of dividends declared or in the rate of interest credited
•   Products such as segregated fund and annuity option guarantees are affected by equity movements even though mitigating hedge programs are in place
•   An immediate 10% increase across all equity markets would result in an estimated increase in net income of $40 million
•   An immediate 10% decrease across all equity markets would result in an estimated decrease in net income of $61 million

Interest rates — the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates
•   The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries
•   The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support liabilities

•   For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited
•   An immediate 1% parallel increase in interest rates across the entire yield curve would result in an estimated increase of $164 million in net income
•   An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $286 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value on current assets and future purchases
•   The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset class and includes any reductions in the value of equity and real estate assets supporting actuarial liabilities
• Asset default provisions included in actuarial liabilities amounted to $2.9 billion on a pre-tax basis as at December 31, 2007
Mortality — the rate of death for defined groups of people
•   Generally based on the Company’s average five-year experience
•   Industry experience considered where the Company’s experience is not sufficient
•   Where lower mortality rates result in an increase in actuarial liabilities, the mortality rates are adjusted to reflect estimated future improvements in life span
•   Where lower mortality rates result in a decrease in actuarial liabilities, the mortality rates do not reflect any future improvement that might be expected

•   For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $73 million
•   For products for which lower mortality would be financially adverse to the Company, a 1% decrease in the mortality assumption would decrease net income by $50 million

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting	Determination Methodology and	Financial Significance
Estimate	Assumptions	(measured as at December 31, 2007)

Morbidity — both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people
•   Generally based on the Company’s average five-year experience
•   Industry experience considered where the Company’s experience is not sufficient
•   Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience
•   For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
• For products for which the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $21 million
Policy termination rates — the rates at which policies terminate prior to the end of the contractual coverage periods
•   Generally based on the Company’s average five-year experience
•   Industry studies used where the Company’s experience is not sufficient
•   Rates may vary by plan, age at issue, method of premium payment and policy duration
•   Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

•   For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would decrease $105 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums)
•   For products for which more terminations would be financially adverse to the Company, net income would decrease $74 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums)

Operating expenses and inflation — actuarial liabilities provide for future policy-related expenses
•   Mainly based on recent Company experience using an internal expense allocation methodology
•   The increases assumed in future expenses are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries
• A 10% increase in unit expenses Company-wide would result in a decrease in net income of $ 229 million

Fair Value of Investments
As described in Notes 1 and 5 to SLF Inc.’s 2007 Consolidated Financial Statements, the majority of financial assets are recorded at fair value in accordance with the changes in the Canadian investment accounting rules effective January 1, 2007.
The fair value of publicly traded bonds is determined using quoted market bid prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values.
The fair value of stocks is determined using quoted market bid prices. Stocks that do not have a quoted market price on an active market are designated as available-for-sale and reported at cost and are not material to the total value of invested assets included in SLF Inc.’s 2007 Consolidated Financial Statements.
The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows

Sun Life Financial Inc.	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
using current market interest rates with similar credit risks and terms to maturity.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined on a property-by-property basis by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Where valuation is not based on quoted market prices, management is required to make judgments and assumptions, which are subject to changes in economic and business conditions. The use of different methodologies and assumptions may have a material effect on the estimate of fair market values.
The nature of policy loans and cash signifies that the fair values of these assets are assumed to be equal to their carrying values. The fair values of cash equivalents and short-term securities are based on market yields, while the fair values of other invested assets are determined by reference to market prices for similar investments or quoted market prices where applicable.
The fair value of derivative financial instruments is determined based on the type of derivative. Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices, the value of underlying securities, or indices or option pricing models. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.
Allowance for Investment Losses
Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. The calculation of allowances for losses is based on estimates of net realizable value of these assets and are established when an asset is classified as impaired.
The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value. Management considers various factors when identifying the potential impairment of mortgages and corporate loans. In addition to the Company’s ability and intent to hold these invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.
As at December 31, 2007, allowances for losses on mortgages and corporate loans were $31 million, representing a decrease of $9 million from the prior year’s allowances of $40 million. This continues to reflect the Company’s high quality of these assets.
Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.
Goodwill and Other Intangibles
The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. As at December 31, 2007, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were in excess of their carrying values.
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. It is not amortized, but assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2007. The goodwill consisted primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.2 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $436 million arising from the acquisition of CMG Asia Limited (CMG Asia) in Hong Kong in 2005 and $327 million arising from the Genworth EBG business in 2007. In addition to the goodwill of $6.0 billion shown on the consolidated balance sheets, $404 million of goodwill related to the Company’s equity holdings in CI Financial and Birla Sun Life is included in Other Invested Assets.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
As at December 31, 2007, the Company’s finite-life intangible assets had a carrying value of $601 million that reflected the value of the field force and asset administration contracts acquired as part of the Clarica Life Insurance Company and Genworth EBG business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
During 2007, the Clarica brand name was retired and the Company took a write-down of the intangible asset amount before tax of $52 million.
The Company’s indefinite-life intangible assets had a carrying value of $940 million as at December 31, 2007. These indefinite-life intangible assets reflected fund management contracts and state licenses.
Income Taxes
Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.
Accounting Policies
Changes in Accounting Policies in 2007
In 2007, SLF Inc. adopted the following accounting standards and policies. Additional information is provided in Note 2 to SLF Inc.’s 2007 Consolidated Financial Statements.
Financial Instruments, Hedges and Comprehensive Income Overview
On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaced CICA Handbook Section 4210 in 2007.
These new CICA Handbook sections impacted the accounting for financial assets, including bonds, stocks, mortgages, derivatives and certain other invested assets.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and, therefore, prior period financial statements were not restated.
On January 1, 2007, deferred realized gains and losses of $3.9 billion on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings on transition were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets were reported in investment income in 2007.
Corporate loans with a carrying value of $4.9 billion that were previously included with bonds on the consolidated balance sheet were classified as loans and were reported with mortgages because they did not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007.
The Company chose a transition date of January 1, 2003 for embedded derivatives and, therefore, was only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required separation on January 1, 2007.
Assets Supporting Actuarial Liabilities
On January 1, 2007, the Company designated bonds, stocks and other invested assets supporting actuarial liabilities with a carrying value of $58.6 billion and fair value of $62.0 billion as held-for-trading. Derivatives supporting actuarial liabilities that were not classified as hedges for accounting purposes and with a fair value of $843 million were recorded on the balance sheet. These instruments were recorded at fair value on January 1, 2007, with the difference between the fair value and carrying value of these instruments, net of the related tax expense, recorded to opening retained earnings. These instruments were recorded at fair value at each balance sheet date in 2007, with changes in fair value recorded in net income. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets and derivatives supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets and derivatives recorded to income in 2007 and the amount recorded to retained earnings on transition.
Assets Not Supporting Actuarial Liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10.5 billion and a fair value of $10.9 billion as available-for-sale. These assets were recorded on the balance sheet at fair value on January 1, 2007, with the difference between the fair value and carrying value of these assets, net of the related tax expense,

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MANAGEMENT’S DISCUSSION AND ANALYSIS
recorded to opening other comprehensive income (OCI) as of January 1, 2007. These assets were recorded at fair value at each balance sheet date in 2007, with changes in fair value recorded in OCI. Because changes in fair value of these assets were recorded in OCI, these assets only impact net income when they are sold or other than temporarily impaired, and the gain or loss and the related tax expense, recorded in accumulated OCI, is reclassified to net income.
Retained Earnings Adjustments
As a result of the adoption of previously mentioned standards, the Company recorded a net increase of $192 million to retained earnings on January 1, 2007. Of this amount, $186 million was allocated to shareholders and $6 million was allocated to participating policyholders. The Company also included a statement of Comprehensive Income and included the components of accumulated OCI in its 2007 Consolidated Financial Statements. On January 1, 2007, the Company recorded an increase in opening OCI of $359 million and reclassified the December 31, 2006 currency translation account balance of $(1.3) billion to opening OCI, for a total opening OCI balance of $(978) million on January 1, 2007.
Further details on the specific accounting requirements of the new and revised handbook sections are included in Note 2 to SLF Inc.’s 2007 Consolidated Financial Statements. The accounting policies followed for specific financial instruments are described in Note 1 of SLF Inc.’s 2007 Consolidated Financial Statements.
Determining the Variability to be Considered in Applying the Variable Interest Entity (VIE) Standards
On January 1, 2007, the Company adopted Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC 163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the consolidated financial statements.
Convertible and Other Debt Instruments With Embedded Derivatives
In the second quarter of 2007, the Company adopted, on a retrospective basis, EIC 164, Convertible and Other Debt Instruments with Embedded Derivatives. EIC 164 clarifies the accounting treatment for certain types of convertible debt instruments. It provides guidance on the classification of the debt instrument as a liability or equity, whether the instrument contains an embedded derivative, and the accounting for future tax impacts and earnings per share computations. The adoption of this EIC did not have an impact on the consolidated financial statements.
Accounting Policy Choice for Transaction Costs:
During the third quarter of 2007, the Company adopted, on a retrospective basis, EIC 166, Accounting Policy Choice for Transaction Costs. EIC 166 addresses the accounting policy choice of recognizing transaction costs in income or adding transaction costs to the carrying amount of financial assets and financial liabilities that are not classified as held-for-trading. It requires that the same accounting policy be applied to all similar financial instruments classified as other than held-for-trading, but allows a different accounting policy choice for financial instruments that are not similar. The Company’s transaction cost recognition policy is consistent with this guidance.
Future Adoption
Capital Disclosures and Financial Instruments — Disclosure and Presentation
On January 1, 2008, the Company adopted three new CICA Handbook Sections — Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. Section 1535, Capital Disclosures requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861, while Section 3862 requires enhanced financial instrument disclosures that focus on the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will apply the new disclosures in its 2008 Consolidated Financial Statements.
Non-GAAP Financial Measures
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are

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MANAGEMENT’S DISCUSSION AND ANALYSIS
regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Other non-GAAP financial measures used by the Company include sales and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
In 2007, the Company recorded after-tax charges to earnings of $10 million for re-branding expenses in Canada and $4 million for integration costs related to the acquisition of the Genworth EBG business.
In the first quarter of 2007, the Company took a $43 million after-tax charge to income in relation to the intangible asset write-down for the retirement of the Clarica brand and an $18 million after-tax charge for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.
In the first quarter of 2006 and the fourth quarter of 2005, the Company recorded after-tax charges to income of $2 million and $12 million, respectively, for Hong Kong integration costs related to the acquisition of CMG Asia Limited and CommServe Financial Limited.
In the third quarter of 2005, the Company took a $51 million after-tax charge to income in relation to the sale of the investment in Administradora de Fondos de Pensiones Cuprum, S.A. The loss on the sale mostly arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998.
The impact on the Company’s EPS of the items described above is summarized in the table below.
Impact of Special Items on Fully Diluted Operating EPS

($ per share)	2007	2006	2005

EPS(1) — Reported (GAAP)	3.85	3.58	3.12

Net gains (losses) on special items	(0.13)	—	(0.11)

EPS (1) — Operating	3.98	3.58	3.23

(1)	EPS refers to fully diluted earnings per share in the table.

Reconciliation of Operating Earnings

($ millions)	2007					2006
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total

Reported earnings (GAAP)	555	577	590	497	2,219	545	541	512	491	2,089

After-tax gains (losses) on special items
Intangible asset write-down for Clarica brand	—	—	—	(43)	(43)	—	—	—	—	—
Premium paid to redeem Partnership Capital Securities	—	—	—	(18)	(18)	—	—	—	—	—
Re-branding expenses	(3)	(5)	(2)	—	(10)	—	—	—	—	—
Genworth EBG business integration costs	(2)	(1)	(1)	—	(4)	—	—	—	—	—
Hong Kong integration costs	—	—	—	—	—	—	—	—	(2)	(2)

Total special items	(5)	(6)	(3)	(61)	(75)	—	—	—	(2)	(2)

Operating earnings	560	583	593	558	2,294	545	541	512	493	2,091

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Highlights

($ millions, unless otherwise noted)	2007	2006	2005

Common shareholders’ net income
Operating(1)	2,294	2,091	1,906
Reported	2,219	2,089	1,843
Basic reported EPS ($)	3.90	3.62	3.14
Fully diluted EPS ($)
Operating(1)	3.98	3.58	3.23
Reported	3.85	3.58	3.12
ROE (%)
Operating(1)	14.3%	13.8%	13.1%
Reported	13.8%	13.8%	12.6%
Dividends per common share ($)	1.32	1.15	0.99
Dividend payout ratio(1) (%)	33%	32%	31%
Dividend yield(2) (%)	2.5%	2.5%	2.3%
Total revenue	21,188	24,287	21,918

Premiums, deposits and fund sales
Premium revenue, including administration services only
premium equivalents	16,124	17,327	15,329
Segregated fund deposits	13,320	8,753	7,205
Mutual fund sales	22,586	20,412	20,329
Managed fund sales	27,613	26,116	31,135

Total premiums, deposits and fund sales	79,643	72,608	73,998

Assets under management (AUM) (as at December 31)
General fund assets	114,291	117,831	110,866
Segregated fund net assets	73,205	70,789	60,984
Mutual fund assets (3)	101,858	110,186	103,753
Managed fund assets	134,297	140,551	112,938
Other AUM	1,613	2,075	2,348

Total AUM	425,264	441,432	390,889

Capital (as at December 31)
Subordinated debt and other capital(4)	2,946	3,305	3,305
Participating policyholders’ equity	95	92	85
Total shareholders’ equity	17,122	17,092	15,461

Total capital	20,163	20,489	18,851

(1)	Operating earnings, fully diluted operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 16 under the heading Non-GAAP financial measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

(2)	The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price.

(3)	Prior periods have been restated to include AUM of Birla Sun Life Asset Management Company Limited (BSLAMC). The Company has a 50% interest in BSLAMC.

(4)	Other capital refers to Partnership Capital Securities and Sun Life ExchangEable Capital Securities (SLEECS). These securities qualify as capital for Canadian regulatory purposes. Starting January 1, 2005 Partnership Capital Securities and SLEECS were deconsolidated and reclassified as debentures in SLF Inc.’s Consolidated Financial Statements. The Partnership Capital Securities were redeemed in May 2007. Additional information is available on page 49 under the heading Capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated Results of Operations
Common Shareholders’ Net Income
Common shareholders’ net income of $2,219 million in 2007 increased by $130 million from $2,089 million in 2006 and operating earnings, which excluded certain items outlined on page 17, rose to a record $2,294 million, an increase of $203 million, or 10%, over 2006. The Company’s businesses focused on organic growth through expanded distribution networks and product offerings.
Earnings and EPS

($ millions, unless otherwise noted)	2007	2006	2005

Total net income	2,290	2,144	1,876
Less:

Participating policyholders’ net income	2	7	9
Dividends paid to preferred shareholders	69	48	24

Common shareholders’ net income	2,219	2,089	1,843
Plus: Special items(1)	75	2	63

Operating earnings	2,294	2,091	1,906

Basic EPS ($) from:
Common shareholders’ net income	3.90	3.62	3.14
Operating earnings(1)	4.03	3.62	3.24

Diluted EPS ($) from:
Common shareholders’ net income	3.85	3.58	3.12
Operating earnings(1)	3.98	3.58	3.23

Common shareholders’ net income by segment

SLF Canada	1,050	995	963
SLF U.S.	581	448	495
MFS	281	234	179
SLF Asia	123	101	42
Corporate	184	311	164

Total	2,219	2,089	1,843

(1)	The impact of special items on EPS is described on page 16 under the heading Non-GAAP Financial Measures.
Fully diluted EPS increased to $3.85 in 2007 from $3.58 in 2006. The strengthening of the Canadian dollar against foreign currencies during the year reduced 2007 earnings by $47 million or $0.08 per common share when compared to 2006 foreign exchange rates.
Fully diluted operating EPS, which excluded charges of $75 million as summarized on page 17, were $3.98, up 11% from $3.58 in 2006. Without the currency effect of a stronger Canadian dollar relative to other currencies, the fully diluted operating EPS would have been $4.06, or 13% higher than 2006.
SLF Canada’s common shareholders’ net income of $1,050 million in 2007 increased by $55 million over 2006. The increase was due to higher Individual Insurance & Investments earnings of $37 million resulting from the favourable impact of a reinsurance transaction on actuarial reserves of $42 million, partially offset by re-branding expenses of $10 million. Group Benefits earnings improved by $8 million primarily reflecting favourable morbidity experience.
Group Wealth earnings increased by $10 million primarily from the favourable impact of a reinsurance transaction on actuarial reserves of $17 million.
SLF U.S. 2007 earnings of $581 million were up $133 million, or 30%, from 2006. SLF U.S. earnings in 2007 were $613 million excluding the $32 million unfavourable currency impact due to the stronger Canadian dollar. Individual Life earnings increased by $111 million over 2006 due to the decrease in new business strain on universal life sales, and the favourable impact of the new financing arrangement for AXXX reserves, which totalled $162 million in the fourth quarter of 2007, including the recovery of prior period new business strain. These gains were partially offset by reserve strengthening as a result of actuarial assumption changes in the fourth quarter of 2007. Employee Benefits Group earnings increased by $20 million during 2007 due to the growth in the business, including the impact of the Genworth EBG acquisition in May 2007.
MFS contributed $281 million to Sun Life Financial’s common shareholders’ net income in 2007, an increase of $47 million from 2006. Excluding the negative currency effect of $16 million from the strengthening of the Canadian dollar, earnings grew to $297 million in 2007. The increase in average net assets from equity market movement and the consequential positive impact of higher fee income as well as improved operating margins in 2007 compared to 2006 drove the increase in earnings.
SLF Asia reported common shareholders’ earnings of $123 million in 2007, $22 million higher than 2006 primarily due to Hong Kong’s improved earnings of $20 million from the effect of strong equity markets and business growth, expense and interest rate reserve releases in the Philippines, which improved earnings by $10 million, and lower losses of $11 million in Indonesia where a reserve strengthening unfavourably impacted its 2006 results. These favourable variances were partially moderated by the impact of additional investment for expansion initiatives in India and China.
Corporate had common shareholders’ net income of $184 million for the year ended December 31, 2007, $127 million lower than in 2006. The reduction was driven by the after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand, an $18 million premium paid to redeem US$600 million of 8.53% Partnership Capital Securities and lower earnings of $60 million in run off reinsurance from reserve strengthening related to interest rate and equity market assumptions.
Return on Equity
ROE based on common shareholders’ net income was 13.8% in 2007, the same as in 2006, while the operating ROE of 14.3% in 2007, which does not include the charges of $75 million outlined on page 17, increased

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MANAGEMENT’S DISCUSSION AND ANALYSIS
by 50 basis points from 13.8% in 2006. Higher earnings and the impact of SLF Inc.’s share buyback program along with the change in the value of the foreign currency translation account contributed to the rise in operating ROE. Changes to Canadian investment accounting rules that came into effect on January 1, 2007 resulted in a $186 million rise in opening retained earnings and a $359 million increase in opening accumulated OCI that reduced ROE and operating ROE by 47 basis points and 48 basis points, respectively. Excluding the impact of the change in the Canadian dollar against foreign currencies, ROE based on reported and operating earnings were 13.5% and 13.9%, respectively, in 2007.
Assets Under Management
The Company’s AUM consist of general funds, segregated funds and other AUM, including mutual and managed funds which include institutional and other third-party assets managed by the Company. Assets managed by CI Financial, in which Sun Life Financial has a 36.6% equity interest, are excluded from the AUM reported by the Company. CI Financial’s total fee-earning assets were $104 billion as at December 31, 2007, an increase of $22 billion from 2006.
Total AUM were $425 billion as at December 31, 2007, a decrease of $17 billion compared to $442 billion as at December 31, 2006. The decrease of $48.0 billion from currency fluctuations was partly moderated by solid equity market performance that generated $21.6 billion in additional value in 2007, net sales of mutual, managed and segregated funds of $3.3 billion, an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules, and continued business growth.
The Company’s general fund assets decreased to $114.3 billion, down $3.5 billion, or 3%, from the December 31, 2006 level. The strengthened Canadian dollar against other foreign currencies caused an unfavourable currency effect of $9.4 billion. This was partly compensated for by an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules and continued business growth, primarily in SLF Canada and SLF U.S., including the Genworth EBG acquisition at the end of May 2007.
Segregated fund assets increased to $73.2 billion as at December 31, 2007 compared to $70.8 billion as at December 31, 2006. Net inflows of $5.5 billion and an increase in asset values of $2.5 billion due to higher markets were partially reduced by an unfavourable currency impact of $5.6 billion.
Other AUM decreased to $237.8 billion, $15.0 billion less than as at December 31, 2006 mainly from the unfavourable effect of $33.0 billion related to currency fluctuations. Market growth of $19.0 billion and MFS’s acquisition, at the end of June 2007, of six closed-end funds with total assets of $1.1 billion partly reduced the currency impact.
Revenue
Under Canadian GAAP, revenues include premiums received on life and health insurance policies as well as fixed annuity products. Net investment income earned on general fund assets and fee income received for services provided are also included. Revenue does not include segregated fund deposits, mutual fund deposits or managed fund deposits.
Changes to Canadian investment accounting rules that became effective on January 1, 2007, resulted in increased net investment income volatility in 2007 arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of these held-for-trading assets were largely offset by corresponding changes in the value of actuarial liabilities.
The Company’s total revenue for the year ended December 31, 2007 decreased to $21.2 billion, down $3.1 billion from 2006. Total premiums fell by $1.5 billion in 2007 with both annuities and life insurance premiums lower than in 2006, while health insurance premiums increased over 2006. Net investment income reduced 2007 revenue by $1.8 billion from 2006, reflecting volatile capital markets and the changes to the Canadian investment accounting rules effective at the beginning of 2007. Fee income was up $198 million from 2006 on higher average net fee-earning assets. Total revenue growth was suppressed by $563 million because of the Canadian dollar appreciation against foreign currencies in 2007.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Total Revenue

($ millions)	2007	2006	2005

Premiums
Annuities	3,530	5,380	4,556
Life insurance	6,010	6,168	5,683
Health insurance	3,584	3,061	2,701

Total premiums	13,124	14,609	12,940
Net investment income	4,852	6,664	6,079
Fee Income	3,212	3,014	2,899

Total	21,188	24,287	21,918

Annuity premiums of $3.5 billion, a $1.9 billion reduction from 2006 reflected the US$1.8 billion medium-term notes issued in 2006 that were not repeated in 2007 and a decrease of $111 million arising from a stronger Canadian dollar. When compared to 2006 annuity premiums of $3.4 billion without the US$1.8 billion issuances of medium-term notes 2007 annuity premiums rose by $153 million, or 4.5%. In SLF U.S., variable annuities premiums increased by $97 million, or 15%, over 2006 on sales momentum.
Life insurance premiums of $6.0 billion declined by $158 million in 2007 compared to 2006. SLF Canada had higher life insurance premiums of $72 million over 2006 due to business growth and SLF U.S. life insurance premiums were lower by $196 million in 2007 mainly due to the impact of the stronger Canadian dollar relative to the U.S. dollar. Total life insurance premiums in 2007 were weakened by $162 million from the impact of the stronger Canadian dollar.
Health insurance premiums rose $523 million, or 17%, to $3.6 billion in 2007, mainly attributable to the acquisition of Genworth EBG in SLF U.S. and business growth in SLF Canada Group Benefits. The increase was lessened by an unfavourable impact of $63 million arising from the strengthening of the Canadian dollar against foreign currencies.
Net investment income was $4.9 billion in 2007, down from $6.7 billion in 2006, mainly from a decrease in value of held-for-trading assets. There was a corresponding decrease in actuarial liabilities. The unfavourable impact of $92 million from currency fluctuations during 2007 also reduced net investment income.
Fee income of $3.2 billion earned during 2007 improved by $198 million from 2006. The higher fee income from growth in fee-based assets in SLF Canada, SLF U.S. and MFS was moderated by the unfavourable impact of $136 million from an appreciated Canadian dollar relative to most other currencies.
Policy Benefits
The Company has diverse current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities. Payments to policyholders, beneficiaries and depositors in 2007 were $14.2 billion, up $1.3 billion from 2006. The impact of a strong Canadian dollar against foreign currencies reduced the 2007 payments by $376 million compared to 2006. Higher levels of health benefits payments of $363 million, including both SLF U.S. Employee Benefits Group and SLF Canada Group Benefits and higher maturities and surrenders of $543 million primarily associated with the maturing of European medium-term notes mainly caused the increased payments to policyholders in 2007 compared to 2006. Net transfers to segregated funds grew by 14% on sustained demand for market-based products, although this was dampened somewhat by rising interest rates in the first half of the year. Changes in actuarial liabilities reflected a decrease of $2.5 billion in 2007 compared to an increase of $2.5 billion in 2006. The fluctuation of $5.0 billion related mostly to the impact of changes in Canadian investment accounting rules previously mentioned and the 2006 issuances of US$1.8 billion in medium-term notes that were not repeated in 2007. The SLF U.S. Genworth EBG acquisition during the second quarter of 2007 and the $125 million impact of a stronger Canadian dollar somewhat moderated the reduction in the liability change.
Policy Benefits

($ millions)	2007	2006	2005

Payments to policyholders, beneficiaries and depositors	14,244	12,895	12,802
Net transfers to segregated funds	952	835	704
Increase in actuarial liabilities	(2,515)	2,525	872

Total	12,681	16,255	14,378

Expenses and Other
Commission expenses decreased by $105 million, or 5%, in 2007 from the 2006 amount of $1.9 billion. SLF U.S.’s commission expenses were lower by $78 million over 2006, as lower commissions of $150 million in Individual Life were partly offset by an additional $48 million in annuity commissions, mainly relating to higher variable annuity sales and an extra $55 million in the Employee Benefits Group due to business growth, partly related to the Genworth EBG acquisition. SLF Reinsurance also had a reduction in commission expenses of $36 million in 2007 relative to 2006. The strengthening of the Canadian dollar against foreign currencies reduced commission expenses by $73 million.
Operating expenses of $3.2 billion in 2007 were $180 million higher than 2006, including a $98 million reduction from the impact of currency fluctuations. Higher 2007 operating expenses in SLF Asia of $28 million reflected higher sales-related expenses from the strong growth in sales and the charges related to the investment in India and SLF Asia’s Regional Office. Expenses in SLF U.S. rose by $121 million from 2006

Sun Life Financial Inc.	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
with 72% of this increase due to the Employee Benefits Group, mainly as a result of growth from the Genworth EBG acquisition.
Expenses and Other

($ millions)	2007	2006	2005

Commissions	1,811	1,916	1,726
Operating expenses	3,183	3,003	2,899
Intangibles amortization	77	25	22
Premium taxes	240	205	190
Interest expenses	349	323	273
Income taxes	522	389	531
Non-controlling interests in net income of subsidiaries	35	27	23
Participating policyholders’ net income (loss)	2	7	9
Dividends to preferred shareholders	69	48	24

Total	6,288	5,943	5,697

Intangibles amortization of $77 million in 2007 was up $52 million compared to 2006. During 2007, the Clarica brand name was retired and the Company took a write-down of the intangible asset amount before tax of $52 million.
Interest expenses increased by $26 million over 2006 to $349 million in 2007, reflecting the additional debentures issued in 2007 and a full year’s worth of interest charged for the debentures issued during 2006.
Income taxes of $522 million in 2007 grew by $133 million from 2006 levels due to proportionately higher earnings from higher tax jurisdictions in 2007 than in 2006 and increased taxes from higher overall 2007 earnings compared to 2006.
Quarterly Information
Key quarterly financial information for the two most recent fiscal years is summarized in the following table.

Quarterly Information

($ millions, unless otherwise noted)	2007				2006

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income
Operating (1)	560	583	593	558	545	541	512	493
Reported	555	577	590	497	545	541	512	491
Fully diluted EPS (in dollars)
Operating (1)	0.98	1.01	1.03	0.96	0.94	0.93	0.88	0.84
Reported	0.97	1.00	1.02	0.86	0.94	0.93	0.88	0.84
Basic reported EPS (in dollars)	0.98	1.02	1.03	0.87	0.95	0.94	0.88	0.84
Return on Shareholders’ Equity (ROE) (annualized)
Operating (1)	14.3%	14.8%	14.6%	13.5%	14.0%	14.4%	13.6%	13.2%
Reported	14.2%	14.7%	14.5%	12.0%	14.0%	14.4%	13.6%	13.1%
Business Groups common shareholders’ net income
SLF Canada	263	257	280	250	257	240	264	234
SLF U.S.	157	170	156	98	97	136	90	125
MFS	73	68	68	72	71	58	53	52
SLF Asia	38	30	17	38	33	13	31	24
Corporate	24	52	69	39	87	94	74	56

Total	555	577	590	497	545	541	512	491
Total revenue	5,405	5,699	4,500	5,584	6,137	6,604	6,231	5,315
Total AUM ($ billions)	425	427	440	451	442	405	391	407

(1)	Operating earnings, fully diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading Non-GAAP Financial Measures on page 16.

Sun Life Financial Inc.	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fourth Quarter 2007 Performance
Common shareholders’ net income of $555 million for the quarter ended December 31, 2007, was up $10 million from $545 million in the fourth quarter of 2006. The strengthening of the Canadian dollar relative to foreign currencies since the fourth quarter of 2006 reduced quarterly earnings by $41 million. On a constant currency basis, earnings in the fourth quarter of 2007 were up $51 million, or 9%, over 2006.
The increase in common shareholders’ net income was primarily due to increased earnings in SLF U.S.’s Individual Life business on reduced new business strain and the recovery of previously recorded new business strain due to the implementation of a financing structure to support statutory reserves for certain universal life policies in the U.S. These gains were partially offset by lower earnings in Corporate Support from the negative impact related to updates in interest rate and equity market assumptions.
ROE and operating ROE for the fourth quarter of 2007 were 14.2% and 14.3%, respectively, compared with 14.0% for both ROE and operating ROE in the fourth quarter of 2006. The 30 basis point increase in operating ROE was primarily the result of improved earnings in a number of the Company’s businesses, the repurchase of common shares and the change in value of the foreign currency translation account.
SLF Canada’s earnings increased by $6 million, or 2%, compared to the fourth quarter of 2006. SLF Canada benefited from favourable morbidity in Group Benefits, partially offset by lower investment gains in Individual Insurance & Investments and Group Wealth.
Earnings for SLF U.S. increased $60 million, or 62%, compared to the fourth quarter of 2006. In U.S. dollars, earnings were US$165 million, US$79 million or 92% higher than in the fourth quarter of 2006. Earnings increased in the fourth quarter of 2007 primarily as a result of decreased new business strain on U.S. universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, partially offset by net reserve strengthening due to actuarial assumption changes.
Earnings for MFS increased $2 million, or 3%, compared to the fourth quarter of 2006. In U.S. dollars, fourth quarter earnings were US$74 million, US$12 million, or 19% higher than in the fourth quarter of 2006 primarily due to growth in assets under management and improved margins. Average net assets of US$203 billion in the fourth quarter of 2007 increased 12% compared to the fourth quarter of 2006.
SLF Asia’s fourth quarter 2007 earnings of $38 million increased by $5 million, or 15%, from the fourth quarter of 2006 primarily due to improved earnings in the Philippines from reserve releases as a result of expense management and interest rate movement. These earnings increases were partially offset by lower earnings in Hong Kong, where 2006 results were favourably impacted by improved asset and liability management, and in India and China as a result of increased investment in future expansion.
Fourth quarter 2007 earnings for Corporate decreased by $63 million compared to the fourth quarter of 2006 due to the impact of negative financial market movements and reserve strengthening in run-off reinsurance related to changes in interest rates and equity markets. In SLF Reinsurance, earnings were lower from less favourable claims experience compared to the fourth quarter of 2006 and lower premium revenue.
Total revenues of $5.4 billion earned in the fourth quarter ended December 31, 2007, decreased by $732 million from the same period in 2006 due to lower annuity premiums of $363 million and lower net investment income of $340 million. Excluding the impact of currency from the appreciated Canadian dollar relative to other foreign currencies, revenues were $5.8 billion in the fourth quarter of 2007 as compared to the $6.1 billion in the fourth quarter of 2006.
Annuity premiums of $733 million for the fourth quarter of 2007 fell by $363 million from the same period in 2006 with lower annuity premiums of $107 million in SLF Canada as about half of the amount related to a drop in guaranteed fund contributions and a decline in SLF U.S. annuities of $241 million, mainly attributable to lower fixed and fixed index annuity premiums. Net investment income of $1.5 billion in the fourth quarter of 2007 declined by $340 million due to the impact of the changes in Canadian investment accounting rules that became effective on January 1, 2007, and a $69 million currency reduction from the impact of a strengthened Canadian dollar from the comparable period in 2006. Life insurance premiums decreased by $181 million from the fourth quarter of 2006 as the stronger Canadian dollar caused an unfavourable currency impact of $122 million. The decrease in life insurance premiums was significantly offset by the $170 million growth in health insurance premiums over the fourth quarter of 2006. SLF U.S. Employee Benefits Group contributed $133 million of the overall increase in health insurance premiums, reflecting the favourable impact of the Genworth EBG acquisition in the second quarter of 2007.
AUM were $425.3 billion as at December 31, 2007 compared to $426.7 billion as at September 30, 2007, and the decrease of $1.4 billion resulted primarily from:
(i)	unfavourable market movements of $1.9 billion, and

(ii)	net outflows of mutual, managed and segregated funds of $1.6 billion partly offset by

(iii)	an increase of $1.2 billion from the Fluctuation Canadian dollar relative to the prior period currency exchange rates.

Sun Life Financial Inc.	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, policyholder obligations are met, and adequate liquidity is maintained at all times. The Board of Director’s Risk Review Committee approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee.
Investment Profile
The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 83% of the general funds in cash and fixed income investments as at December 31, 2007. While real estate and stocks comprised 4% and 5%, respectively, of the general funds portfolio, the majority of these assets, 68% each, respectively, are related to the participating policyholders’ account, and the performance of these investments is largely passed on to policyholders over time.
The Company had total general fund invested assets of $103.0 billion as at December 31, 2007, compared to $106.2 billion as at December 31, 2006. The changes in Canadian investment accounting rules effective as at the beginning of January 2007 resulted in a $4.2 billion increase in value of these assets on January 1, 2007. General fund invested assets also benefited from the impact of business growth during the year, including the acquisition of the Genworth EBG business. The increases in the value of general fund invested assets were more than offset by $8.5 billion related to the strengthening of the Canadian dollar against foreign currencies at the end of 2007.

Investments

($ millions)	2007			2006

			% of total			% of total
	Carrying		carrying	Carrying		carrying
	value	Fair value	value	value	Fair value	value

Bonds				69,230	72,524	65
Held-for-trading bonds	50,608	50,608	49
Available-for-sale bonds	9,148	9,148	9
Mortgages and corporate loans	20,742	21,046	20	15,993	16,322	15
Stocks				4,899	5,544	4
Held-for-trading stocks	4,438	4,438	4
Available-for-sale stocks	788	788	1
Real estate	4,303	5,183	4	3,825	4,549	4
Policy loans	2,959	2,959	3	3,105	3,105	3
Cash, cash equivalents and short-term securities	5,500	5,500	5	6,239	6,239	6
Derivative assets	1,947	1,947	2
Other invested assets including held-for-trading and available-for-sale other invested assets	2,587	4,295	3	2,908	4,605	3

Total invested assets	103,020	105,912	100	106,199	112,888	100

Included in the Company’s diversified investment portfolio as at December 31, 2007 were $821 million of bank sponsored asset-backed commercial paper (ABCP) in Canada. In addition, the Company had indirect exposure to ABCP through its money market holdings in the U.S., the majority of which was sponsored by major banks in the U.S.
Additional details on the Company’s investments are provided in Notes 5 and 6 to SLF Inc.’s 2007 Consolidated Financial Statements.
Bonds
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2007, the Company held $59.8 billion of bonds, which constituted 58% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 69%, and bonds rated “BBB” or higher represented 98% of the total bond portfolio as at December 31, 2007.

Sun Life Financial Inc.	24

MANAGEMENT’S DISCUSSION AND ANALYSIS
As at December 31, 2007, the Company held $11.0 billion of non-public bonds, which constituted 18% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 76% of the total bond portfolio as at December 31, 2007, compared to [79]% as at December 31, 2006 on an equivalent basis for the changes in Canadian investment accounting rules. The decrease reflects the Company’s ongoing investment management practices whereby the mix of investment holdings is realigned periodically to reflect the evolution of its business.
The Company’s bond portfolio as at December 31, 2007 included $6.6 billion of asset-backed securities, representing approximately 11% of the Company’s bond portfolio, or 6% of the Company’s total invested assets, as categorized in the following table.
Asset-Backed Securities

($ millions)	2007		2006

	Fair	Investment	Fair	Investment
	Value	Grade %	Value	Grade %

Commercial mortgage- backed securities	2,523	99	2,592	99
Residential mortgage- backed securities: Non- Agency	1,486	100	2,221	100
Residential mortgage- backed securities: Agency	1,112	100	1,541	100
Collateralized debt obligations	422	97	411	93
Other	1,075	99	1,543	99

Total	6,618	99	8,308	99

As at December 31, 2007, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $337 million and $179 million, respectively, together representing approximately 0.5% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 97% of these investments either were issued before 2006 or have an “AAA” rating.
The Company had total exposure of $1, 045 million to monoline insurers as at December 31, 2007, of which $84 million, or 8% represented direct exposure to the monoline insurers and $961 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, the underlying bonds have an average credit quality of between “A” and “BBB” as at December 31, 2007.
Mortgages and Corporate Loans
The Company’s mortgage portfolio almost entirely consists of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at December 31, 2007, the mix of the Company’s mortgage portfolio was 81% non-residential and 19% residential and approximately 36% of mortgage loans will mature by December 31, 2012. The Company seeks to renew a significant portion of its mortgages as they mature, providing that they continue to meet the Company’s investment criteria.
As at December 31, 2007, the Company held $5.3 billion in Corporate Loans as compared to the $4.9 billion in 2006. As previously mentioned on page 15 of this MD&A, Corporate Loans were reported with mortgage loans on the consolidated balance sheets in 2007.
Mortgages by Type and Location

($ millions)	Residential	Non-Residential	Total

2007
Canada	2,723	6,382	9,105
United States	274	6,005	6,279
United Kingdom	—	84	84

Total Mortgages	2,997	12,471	15,468

Corporate Loans			5,274

Total Mortgages and Corporate Loans			20,742

2006
Canada	2,794	6,347	9,141
United States	306	6,404	6,710
United Kingdom	—	142	142

Total Mortgages	3,100	12,893	15,993

Sun Life Financial Inc.	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Stocks
The Company’s equity portfolio is diversified and over 58% of this portfolio is invested in exchange-traded funds (ETFs). The main ETF holdings are indexed to the S&P/TSX 60 Index Fund, Standard & Poors Depositary Receipts and MSCI EAFE Index Funds. As at December 31, 2007, $2.2 billion, or 43%, of the Company’s equity portfolio consisted of Canadian issuers; $1.7 billion, or 33%, of U.S. issuers; $893 million, or 17%, of U.K. issuers; and $388 million, or 7% of issuers from other jurisdictions. Excluding the Company’s equity interest in CI Financial and ETF funds, no single issuer exceeded 2% of the portfolio as at December 31, 2007.
Real Estate
Commercial properties are the major component of the Company’s real estate portfolio, representing approximately 84% of real estate investments as at December 31, 2007. Real estate investments are diversified by country, with 66% of the portfolio located in Canada, 27% in the United States and 7% in the United Kingdom as at December 31, 2007.
Gains on the sale of real estate remained on the balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. The Company had $276 million in deferred net realized gains on real estate as at December 31, 2007.
Derivative Financial Instruments and Risk Mitigation
The fair value of derivative assets held by the Company was $1.9 billion, while the fair value of derivative liabilities was $638 million as at December 31, 2007. Derivatives designated as hedges for accounting purposes and those not designated as hedges, represented 13% and 87%, respectively, on a total notional basis.
Derivatives designated as hedges for accounting purposes are used to reduce income statement volatility associated with recording derivative fair values through income. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company uses certain cross currency interest rate swaps and equity forwards designated as fair value hedges to manage foreign currency or equity exposures associated with available-for-sale assets. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The Company also uses currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities.
The primary uses of derivatives in 2007 are summarized in the table below.

Products/Application	Use of Derivative	Derivative Used
U.S. universal life contracts, and U.K. unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and manage the equity exposure due to certain regulatory requirements for the U.K. unit- linked pension products	Interest rate options and swaps; short equity forwards
Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options
U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put options on equity index; futures on equity indices and on interest rates
U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices and interest rates
Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

Sun Life Financial Inc.	26

MANAGEMENT’S DISCUSSION AND ANALYSIS
In addition to the general policies and monitoring, a variety of tools are used in counterparty risk management. Over-the-counter derivative transactions are generally performed under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires the counterparty to post collateral daily.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	2007	2006

As at December 31
Net fair value	1,309	1,122
Total notional amount	42,642	44,140
Credit equivalent amount	2,351	2,361
Risk-weighted credit equivalent amount	56	55

The total notional amount decreased to $42.6 billion as at December 31, 2007, from $44.1 billion at the end of 2006, primarily due to the strengthening of the Canadian dollar and decreased use of derivatives to manage equity risk which was largely offset by the increased use of derivatives to manage currency exposure. With the changes to the Canadian investment accounting rules on January 1, 2007, all derivative financial instruments were reported on the balance sheet at fair value. The net fair value increased to $1.3 billion in 2007 from the 2006 year-end amount of $1.1 billion. This primarily reflected changes in market conditions affecting the valuation of the derivative instruments.
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.
The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2007, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $372 million, $1,318 million and $661 million, respectively. The corresponding risk-weighted credit equivalent amounts were $10 million, $32 million and $14 million, respectively.
Additional details in respect of derivatives are included in Notes 5 and 6 to SLF Inc.’s 2007 Consolidated Financial Statements.
Deferred Net Realized Gains
All deferred net realized gains relating to bonds, mortgages, stocks and derivatives as at December 31, 2006, were credited to opening retained earnings on January 1, 2007 as prescribed by the changes in Canadian investment accounting rules. Under the new rules that became effective January 1, 2007, gains and losses on sales of these assets are no longer deferred and amortized into future investment income.
Additional details are found under Changes in Accounting Policies in 2007 on page 15 of this MD&A and in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.
Impaired Assets
The changes in investment accounting rules effective January 1, 2007 affected the magnitude of impaired assets in 2007 as compared to prior years. Financial assets that are classified as held-for-trading, which represented 56% of the 2007 invested assets, do not have allowances for losses since changes in the fair value of these assets are now recorded to income and the assets are recorded at fair value on the balance sheet.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $49 million as at December 31, 2007, $[21] million less than the December 31, 2006 level for these assets. This represents the high credit quality of these assets in the Company’s investment portfolio.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.9 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at December 31, 2007, compared with $2.6 billion in 2006.
Available-for-sale bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of these impaired financial assets as at December 31, 2007 represented $5.2 billion and the associated unrealized losses amounted to $319 million as at December 31, 2007.
In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these temporarily impaired investments will be met and/or the Company has the ability to hold these investments until recovery in value.

Sun Life Financial Inc.	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Additional details concerning impaired assets are found in Note 6 to SLF Inc.’s 2007 Consolidated Financial Statements.

Sun Life Financial Inc.	28

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Segment Overview
Sun Life Financial manages its operations and reports its financial results in five business segments as described on page 5 of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.

SLF Canada
Business Highlights
•	Integrated its brand strategy in Canada to leverage more effectively the Sun Life Financial brand and launched its multimedia advertising campaign to support its brand strategy and reinforce the important role Sun Life Financial plays in the lives of Canadians

•	Introduced SunWise Elite Plus Guaranteed Minimum Withdrawal Benefit rider in the first quarter of 2007, contributing to an increase in individual segregated fund sales of 32% over 2006

•	Continued to expand success in GRS with an overall sales increase of 61% and growth in the rollover market with the retention of $725 million in assets from members leaving plans in 2007, representing an increase of 33% over 2006 and a retention ratio of 40% as at December 31, 2007

Business Profile
SLF Canada is a market leader with a customer base representing one in five Canadians. SLF Canada’s business units, consisting of Individual Insurance & Investments, Group Benefits and Group Wealth, offer a full range of protection and wealth accumulation products and services to individuals and corporate clients. SLF Canada also has investments in the Canadian asset management sector. Individual Insurance & Investments includes the Company’s 36. 6% interest in CI Financial and Group Wealth includes a 59% economic interest in McLean Budden Limited.

Industry Profile
Three large Canadian insurers account for approximately two-thirds of the life, health and annuity segments in Canada as measured by premiums. These companies serve the core markets, while regional and niche markets are served by a number of small to medium-sized companies. It is becoming increasingly important that a company have economies of scale, good customer service, strong distribution capabilities, technological innovation and operational excellence to succeed in a consolidated industry.

Business Strength
SLF Canada has a well-positioned franchise in the Canadian marketplace. Its distribution breadth and strong service and technology infrastructure help sustain its reputation as a leading Canadian financial services company.
Strengths
•	National market leadership positions in Individual and Group businesses

•	A multi-distribution strategy for Individual Insurance & Investments with Sun Life Financial Advisors providing a stable level of insurance and wealth sales and the growing third-party channel focusing on the affluent market

•	The strategic partnership with CI Financial leverages its strong asset management products and SLF Canada’s unique distribution capabilities

•	The group businesses differentiate themselves from the competition with long-standing customer relationships, a regional service delivery model, service innovations and recognized capability in delivering holistic solutions

•	Leading provider in the asset retention rollover business, which is a growing market segment

•	Strong ability to work across business units to serve customers as demonstrated by the Total Benefits offering that allows for integrated access to group products and services by plan members and sponsors

•	Solid risk management focus that continues to strengthen and enable business decision making
Opportunities
•	Leverage SLF Canada’s strengths across its businesses to capitalize on increasing retirement needs

•	Build lifelong relationships with Canadians by offering improved services to transitioning plan members through cross-business unit collaboration

•	Expand rollover business by continuing to increase asset retention for retirement assets, and focus on group benefits and expanding participation in voluntary benefits

Sun Life Financial Inc.	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF Canada helps customers achieve lifetime financial security throughout their life stages by providing advice and products on insurance and investments through multiple distribution touch points. SLF Canada will meet its customers’ changing life, health and wealth needs through integrated products and solutions. It will also continue to strengthen its sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partnerships’ members and customers.
Additional value will be created by enhancing productivity and efficiency in SLF Canada’s delivery of operational excellence to its customers, intermediaries and shareholders.
Financial and Business Results
Summary Statement of Operations

(C$ millions)	2007	2006	2005

Premiums	6,004	5,721	5,314
Net investment income	2,586	2,993	2,780
Fee income	695	619	564

Total revenue	9,285	9,333	8,658
Client disbursements and change in actuarial liabilities	6,149	6,277	5,625
Commissions and other expenses	1,868	1,774	1,660
Income taxes	200	262	385
Non-controlling interests in net income of subsidiaries and par policyholders’ income	18	25	25

Common shareholders’ net income	1,050	995	963

SLF Canada’s common shareholders’ net income of $1,050 million in 2007 increased by $55 million over 2006. The increase was due to higher Individual Insurance & Investments earnings and Group Wealth earnings resulting from the favourable impact of internal reinsurance transactions on actuarial reserves and favourable morbidity experience in Group Benefits partially offset by the positive reserve impact from cash-flow methodology refinements in 2006 and re-branding expenses of $10 million in 2007.
Revenue for 2007 was $9.3 billion, consistent with 2006 as growth in premiums and fee income were offset by a decrease in net investment income.
GRS had an outstanding sales year in 2007 with gross sales over $3.3 billion and Individual Wealth sales up by $593 million to $3.9 billion from the boost in sales of segregated funds.
ROE(1) for SLF Canada rose to 15.0% in 2007 compared to 14.1% in 2006, primarily due to increased earnings.

(1)	ROE for the business segments is a non-GAAP measure. For additional information, see Non-GAAP financial measures on page 16.
SLF Canada’s total AUM were $127.9 billion at the end of 2007, up 3% from the 2006 level. Net sales of segregated funds and positive market performance primarily drove the AUM growth.
Results by Business Unit

Sun Life Financial Inc.	30

MANAGEMENT’S DISCUSSION AND ANALYSIS
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments strategy is to meet the financial security needs of customers through advice from a trusted advisor on a full suite of integrated life, health and wealth products.
Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds, including the SunWise Elite Plus funds. These products are marketed through a distinctive, multi-channel distribution model composed of the exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. In addition, the Sun Life Financial Advisor Sales Force distributes mutual funds marketed primarily by CI Financial.
Individual Insurance & Investments’ earnings increased to $622 million in 2007 from $585 million in 2006 mainly due to the favourable impact of an internal reinsurance transaction on actuarial reserves.
Individual life and health insurance sales rose by 10% over 2006 to $180 million for the year ended December 31, 2007. In particular, insurance sales from the wholesale distribution channel grew by 38% to $47 million in 2007, demonstrating the steady progress in gaining traction in this channel. The Sun Life Financial Advisor Sales Force insurance sales were higher by $4 million over 2006 due to improved productivity per advisor.
Individual Wealth sales increased by $593 million, or 18%, to $3.9 billion in 2007 from the boost in sales of segregated funds. Segregated fund sales improved by $425 million or 32% in 2007 over 2006.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to approximately 12,000 employers with a market share of approximately 22%, based on new annualized premium and premium equivalents for the year ended December 31, 2006. The business unit provides life, dental, drug, extended health care, and disability and critical illness benefit programs to employers of all sizes. Group Benefits competes on the strength of its scale, product and service offerings, industry-leading technology and the innovative Total Benefits offering. Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefit consultants.
In 2007, the Customer Solutions Centre was established to offer employees transitioning from their employer-sponsored group plans access to other Sun Life Financial products and services, providing Group Benefits an opportunity to build lifetime relationships with its customers.
Group Benefits’ 2007 common shareholders’ net income of $255 million improved by $8 million over 2006, reflecting more favourable morbidity experience, partially offset by the positive reserve impact from cash-flow methodology refinements in 2006. Group Benefits recognized continued growth through its Total Benefits offering, which integrates access to the services of Group Benefits, GRS and preferred third-party providers, to enhance the customer experience. Total Benefits partners with best-in-class pension, payroll and human resources information system suppliers to provide one-stop service for clients.
Sales, measured by annualized premiums and premium equivalents reached $275 million in 2007 as a result of consistently strong sales in all sectors. Client retention remained strong, with cancellation rates at 3% of premium and premium equivalents. This led to business in-force increasing by 7% from December 31, 2006, to $6.1 billion as at December 31, 2007.
Group Wealth
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 59% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. GRS is the largest provider of defined contribution plans in Canada, with a 32% market share (1) and serving over one million plan participants at the end of 2007. GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. GRS’s strength in product and investment offerings, including the innovative Total Benefits, customer service and technological capabilities meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost effective solutions to the small employer market. GRS distributes its products and services through a multi-channel distribution network of pension consultants, advisors and a team dedicated to the rollover sector.
Group Wealth net income increased to $173 million in 2007 from $163 million in 2006, primarily due to the favourable impact of an internal reinsurance transaction on actuarial reserves, and increased earnings from fee-based businesses partly offset by less favourable payout annuity mortality experience.

(1)	As measured by Benefits Canada magazine’s 2007 Defined Contribution Plan Survey released in December 2007.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
GRS sales increased 61% in 2007 and exceeded the $3.3 billion mark in 2007 as a result of consistently strong sales across all product categories. GRS increased its Corporate sales by $81 million, or 22%, over 2006. GRS sales also benefited by $180 million over 2006 from the offering of rollover products to members leaving defined contribution plans as rollover sales reached $725 million in 2007. The rollover product portfolio complements its core products and services to members of defined contribution plans.
GRS AUM of $35 billion in 2007 grew by 7% over 2006 with strong sales results, positive cash flow and improved equity markets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF U.S.
Business Highlights
•	Acquired the Genworth EBG business on May 31, 2007

•	Launched the Annuities business unit’s innovative Income ON Demand sm guaranteed income rider on the variable annuity (VA) product in early March of 2007. The offering has been favourably received in the market and generated sales of US$1.3 billion through December 31, 2007, representing 46% of total domestic VA sales for the year

•	Implemented a financing arrangement to address the U.S. statutory reserve requirements for certain universal life products; this financing arrangement reduced new business strain, in addition to recovering previously reported new business strain

Business Profile
SLF U.S. delivers innovative protection and wealth accumulation products to individuals and businesses through its three business units. The Annuities business unit offers variable annuities, fixed and fixed index annuities, private placement variable annuities for high net worth clients and investment management services. The Individual Life business unit offers protection products, such as single and joint universal life and variable universal life to affluent individuals, private placement variable universal life for high net worth clients (PPVUL) and corporate-owned and bank-owned life insurance (COLI/BOLI). The Employee Benefits Group, formerly named Group Life & Health, offers group life insurance, short-term and long-term disability insurance, medical stop-loss insurance, dental insurance for employers and voluntary worksite products.

Industry Profile
In an industry that is highly competitive, the top ten companies hold over 50% of the overall market share in all markets in which SLF U.S. competes. The need for operational scale within this environment continues to drive organizations to seek acquisition opportunities.
Demographic and economic trends also provide opportunities for financial services organizations. An increasing number of baby boomers are entering retirement at a time when life expectancy is rising and this presents SLF U.S. with significant opportunities to provide both protection and wealth accumulation products. The trend in corporate retirement programs to place more responsibility for financial retirement decisions with individuals accelerates opportunities for SLF U.S. to offer wealth accumulation products. As employers increasingly shift the cost of benefits to employees because of rising health care costs, group benefits providers, such as SLF U.S. Employee Benefits Group, are positioned to attract a share of employee dollars allocated to these benefits.

Business Strength
SLF U.S. chooses to focus on selected strategic market segments to compete effectively in its marketplace. SLF U.S. concentrates on organic growth and growth from focused acquisitions by providing broad and expanding product and distribution capabilities along with innovative product solutions.
Strengths
•	Competitive and innovative products such as Income ON Demandsm designed to provide customer value and achieve profit targets

•	Strong training and marketing support that increases wholesaler productivity and enhances sales growth momentum

•	Multi-site service strategy that allows for enhanced efficiency and customer service

•	Strong risk management helping to ensure financial stability

•	Strong financial and insurance ratings
Opportunities
•	Leverage the power of SLF U.S.’s distribution network across all product lines

•	Serve the needs of the growing retirement market with innovative customer solutions

•	Augment operations through additional focused acquisitions, which provide operational scale in SLF U.S.’s core businesses

•	Leverage scale resulting from the Genworth EBG acquisition to expand market reach

•	Leverage product and innovation skills to expand in global markets

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF U.S. will drive profitable growth through strong distribution relationships, product innovation, and focused acquisitions.
To help its customers achieve lifetime financial security, SLF U.S. will offer a broad set of distinctive, value-added protection and retirement savings products through a diverse and expanding distribution network. These products will leverage SLF U.S.’s investment and risk management expertise and innovation skills to meet customers’ changing needs. SLF U.S. will build strong partnerships with its distributors, providing excellent tools and service to increase productivity and increase market share.
SLF U.S. will add additional value through ongoing improvements in efficiency and productivity through its international multi-site service centre and will pursue focused acquisitions to enhance growth through increased scale, complementary products and expanded distribution channels.
Financial and Business Results

Summary Statement of Operations
(C$ millions)	2007	2006	2005

Premiums	5,528	7,261	6,246
Net investment income	1,560	2,512	2,298
Fee income	742	692	617

Total revenue	7,830	10,465	9,161
Client disbursements and change in actuarial liabilities	5,057	8,054	6,993
Commissions and other expenses	2,047	1,941	1,560
Income taxes	142	21	113
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	1	—

Common shareholders’ net income	581	448	495

Selected financial information (US$ millions)

Total revenue	7,276	9,248	7,539
Common shareholders’ net income	553	395	409

For the year ended December 31, 2007, SLF U.S. reported earnings of $581 million, up $133 million, or 30%, from 2006. The strengthening of the Canadian dollar against the U.S. dollar during 2007 decreased earnings by $32 million, based on 2006 exchange rates.
On a U.S. dollar basis, earnings increased by US$158 million to US$553 million from US$395 million in 2006. The earnings improvement was primarily driven by Individual Life’s decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, partially offset by net reserve strengthening due to actuarial assumption changes. Increased earnings of US$23 million over 2006 in the Employee Benefits Group arose from business growth including the impact of the Genworth EBG acquisition in the second quarter of 2007. Annuity earnings also benefited from the positive impact of equity market movements on annuity asset-based fee income and the net favourable impact of variable annuity hedge and reserve movements partially offset by the unfavourable impact of credit spread movements.
Revenue for 2007 was US$7.3 billion, virtually flat with 2006 when excluding the US$1.8 billion medium-term notes issued in 2006. In 2007, increased premiums on sales growth after excluding the 2006 medium-term notes issue were offset by lower net investment income due to the changes in Canadian investment accounting rules effective as at January 1, 2007.
SLF U.S.’s 2007 sales were US$5.7 billion, up 26% from 2006, excluding the US$1.8 billion medium-term notes issued in 2006, as all lines of business except fixed index annuities increased sales over 2006. New distribution partnerships and new product introductions and enhancements during 2007 also started to benefit the business.
SLF U.S.’s ROE (1) increased to 13.5% in 2007 from 11.5% in 2006 due to higher net income, partially offset by higher capital requirements, including the capital increase due to the Genworth EBG acquisition.
Total AUM were US$69.1 billion as at December 31, 2007, up 9.5% from 2006 on strong Individual Life sales, the acquisition of the Genworth EBG business and the impact of strong equity market performance partially offset by net surrenders in fixed and fixed index annuities.

(1)	ROE for the business segments is a non-GAAP measure. For additional information, see Non-GAAP Financial Measures on page 16.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Results by Business Unit
Annuities
The Annuities business unit provides variable, fixed and fixed index annuity products and investment management services. It is an integral part of the SLF U.S. growth platform. Key drivers of the business include broad distribution, risk management, industry-leading customer service capabilities and product innovation.
Annuities earnings of US$316 million for the year ended December 31, 2007, increased by US$18 million compared to the same period in 2006. The positive impact of equity market movements on annuity asset-based fee income and the net favourable impact of the variable annuity hedge and reserve movement were partially moderated by the unfavourable impact of credit spread movement.
Annuity sales for 2007 of US$4.7 billion compared to US$5.5 billion in 2006, which included the US$1.8 billion from the issuance of medium-term notes. Without the impact of the medium-term notes, annuity sales were up 27% over 2006, primarily due to the 65% increase in gross domestic variable annuity sales. The investment in distribution and product development contributed to this growth. A number of new or enhanced products with innovative features were introduced, including the Income ON DemandSM lifetime income rider for variable annuities.
Fixed index annuity sales of US$464 million decreased by 37% from 2006 due to rising competition related to fixed index bonus products.
Individual Life
The Individual Life business unit serves high net worth individuals and business owners through competitively priced, high-quality products, including single and joint universal life, COLI/BOLI, and PPVUL. The business unit accesses its target customers through general agents and third-party intermediaries both in the United States and offshore.
Individual Life earnings in 2007 were US$167 million, an increase of US$117 million, or 234 % over 2006. The increase resulted from decreased new business strain on universal life sales and the favourable impact of the implementation of the new financing arrangement for AXXX reserves, including the recovery of prior period new business strain. These positive factors were partially offset by net reserve strengthening due to actuarial assumption changes.
Large case BOLI new premium and deposits were US$2.2 billion, an increase of US$1.6 billion over 2006 from multiple large case sales as the business continued to grow. The full year impact of the new BOLI Pooled Stable Value product, which was launched in late 2006 for the community bank market, added US$198 million to new premiums and deposits in 2007 compared to the US$68 million of new premiums and deposits in 2006.
Core universal life new premiums and deposits of US$351 million, which excluded COLI/BOLI, PPVUL and offshore products fell by 48% from 2006 with the universal life product repricings during 2007.
Employee Benefits Group
The Employee Benefits Group business unit, formerly called Group Life & Health, provides group life, long-term and short-term disability, medical stop-loss insurance and dental insurance to over 8 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies. The Employee Benefits Group expanded products, markets and distribution, and further leveraged its strong underwriting expertise and extensive distribution capabilities through the Genworth EBG acquisition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
The Genworth EBG business acquisition which closed on May 31, 2007 strengthened and complemented Sun Life Financial’s existing product offerings in the U.S. in group life, disability, stop-loss and dental insurance product portfolios. The acquisition solidified Sun Life Financial’s top 10 market share ranking and positioned the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth EBG business’ extensive distribution network and focus on the small-case employer market helped to accelerate Sun Life Financial’s group insurance growth strategy in the U.S.
Employee Benefits Group earnings in 2007 were US$70 million, an increase of 49% over 2006 primarily due to the Genworth EBG business acquisition and improved claims experience. The operating expense-to-insurance premium ratio improved to 12.8% in 2007 as compared to 13.5% a year ago.
Revenue for the year increased by US$587 million, or 55%, from US$1.1 billion in 2006, primarily as a result of the Genworth EBG acquisition.
Business in-force as of December 31, 2007 grew to almost US$2.1 billion, up 67%, from December 31, 2006, with US$0.7 billion attributed to the Genworth EBG business. Quality service helped achieve an overall persistency rate of 77%.

Sun Life Financial Inc.	36

MANAGEMENT’S DISCUSSION AND ANALYSIS
MFS
Business Highlights
•	The pre-tax operating profit margin for 2007 increased to 36% from 29% in 2006

•	Gross sales increased by 16% over 2006 to US$43 billion in 2007 and AUM grew by 7% during 2007 to US$200 billion

•	U.S. retail equity investment performance improved during 2007 with 73% of funds ranking in the top half of their respective three-year Lipper categories as of December 31, 2007 compared with 67% as at December 31, 2006

Business Profile
MFS is a global asset management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. These products are distributed through financial intermediaries that provide sales support, product administration and client services. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.

Industry Profile
There are a number of factors within the external environment that make the global investment management industry highly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector and the portion of market share available to small and medium-sized organizations continues to decline.
In 2007, non-mutual fund investment vehicles continued to gain traction and reduce the overall mutual fund market share. Hedge funds attracted money at record rates during 2007. With the proliferation of more focused index and exchange-traded fund (ETF) products, institutional investors are finding it easier to buy these products cheaply. Consequently, the institutional market continues to differentiate on pricing for investment options that have greater absolute returns. Increasingly, success in the institutional marketplace will require more differentiated products.
The industry’s move towards intermediary investment platforms continues to increase the importance of investment performance for an organization’s long-term success. The increase in platform sales along with the shift in sales mix to products earning lower fees is placing pressure on distribution fees, which are falling as a percentage of assets.

Business Strength
MFS has evolved well beyond domestic retail, successfully positioning itself as a global asset manager over the past few years. Through organic growth, MFS has expanded its global distribution and product reach.
Strengths
•	Diversified investment platform that can counteract the volatility of an investment performance strategy

•	Breadth of product

•	Strong client/wholesaler relationships

•	Its global investment platform distinguishes MFS in the global institutional marketplace

•	Strong long-term performance in a number of key investment styles
Opportunities
•	Continued strength in the demand for international assets

•	Increased institutional demand for global equities in the Asia Pacific marketplace

•	More products with stronger investment performance records could provide additional opportunities in the institutional marketplace

•	The marked increase in U.S. Equity performance provides opportunity for improved net sales in select mutual funds

•	A distribution model which will compete more effectively in the defined contribution investment only (DCIO) marketplace

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
MFS’s strategy is to grow the business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. MFS will continue to challenge the structure of its investment process and add research talent to ensure that high investment performance is maintained across a universe of stocks that is becoming more geographically dispersed. In order to improve U.S. mutual fund flows, MFS has invested in a brand awareness campaign and allocated significant resources to take advantage of the considerable DCIO market opportunities.
Expansion of institutional products and sales are also important elements of MFS’s strategy. Over the last few years, MFS has seeded a number of institutionally focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. MFS has and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.
Financial and Business Results
Summary Statement of Operations

(C$ millions)	2007	2006	2005

Total revenue	1,687	1,662	1,648
Commissions and other expenses	1,206	1,271	1,355
Income taxes	185	150	110
Non-controlling interests in net income of subsidiaries	15	7	4

Common shareholders’ net income	281	234	179

Selected financial information (US$ millions, unless otherwise noted)

Total revenue	1,573	1,464	1,360
Common shareholders’ net income	262	206	147
Sales (US$ billions)
Gross	42.7	37.0	38.8
Net	(4.0)	0.2	7.5
Average net assets (US$ billions)	198	172	151

MFS common shareholders’ net income of $281 million for 2007 rose $47 million, or 20%, from $234 million in 2006 in spite of the strengthening of the Canadian dollar against the U.S. currency. This currency effect decreased MFS’s 2007 reported earnings by $16 million, based on 2006 exchange rates.
On a U.S. dollar basis, earnings grew by US$56 million, or 27%, to US$262 million in 2007 due to increased AUM and improved margins.
Fee income of US$1.5 billion in 2007 rose by US$112 million from 2006 levels on higher average net assets although the effective asset-based fee rate declined throughout the year. The advisory revenue portion of fee income increased by 15% to US$987 million but other sales and servicing revenues declined, primarily due to the impact of both a lower distribution effective fee rate and lower maintenance fees.
Continued cost containment efforts and enhanced productivity have increased profitability as evidenced by the improving trend of MFS’s pre-tax operating margin ratio over the last several years.

(1)	The pre-tax operating profit margin ratio is a non-GAAP measure described under the heading Non-GAAP Financial Measures on page 16.
AUM ended 2007 at a record US$200 billion, an increase of 7% for the year due to positive market performance of US$15.7 billion and the acquisition of six closed-end funds with total assets of US$1.0 billion at the end of June 2007 contributing to the growth. Net redemptions of US$4.0 billion during 2007 partly offset the AUM growth with net outflows of retail mutual funds of US$4.8 billion for 2007 only somewhat offset by positive institutional product net flows of US$0.8 billion. Average net assets increased by 15% to US$198 billion in 2007, up from US$172 billion in 2006.
There has been a shift in gross sales in recent years to a more diversified product line-up. The strong growth in institutional and non-U.S. retail fund sales has helped to

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MANAGEMENT’S DISCUSSION AND ANALYSIS
balance MFS’s overall portfolio. The following chart is a good illustration of how MFS’s gross sales have diversified.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF ASIA
Business Highlights
•	Individual insurance sales rose by 77% in 2007 over 2006, with triple-digit growth in India and China, while Hong Kong and Indonesia achieved double-digit growth, driven by strong demand for investment-linked products

•	Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright) was awarded two significant group benefits plans during the third quarter of 2007; Sun Life Everbright offers group life and health benefits to the 13,000 employees of China Everbright Group and Everbright Bank, and provides claims administration for the 3 million members of the Tianjin Bureau of Labour and Social Security

•	Birla Sun Life increased its footprint with the opening of 202 branches during 2007 that grew the operation to 339 offices in 256 cities in India

Business Profile
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in India and China. These five markets hold 70% of the total Asian population. The Regional Office in Hong Kong facilitates best practices and sharing of resources, as well as drives the development of markets and new lines of business.
Individual life insurance products and services are offered in all five markets and Hong Kong and China also provide individual health insurance. Group insurance, pensions and retirement products and services are offered in the Philippines, Hong Kong, China and India. Mutual funds are also sold in the Philippines and India. These protection and wealth accumulation products are distributed to middle and upper-income individuals, employer-employee groups and affinity clients through multi-distribution channels, with the career agency remaining the dominant intermediary.

Industry Profile
The life insurance markets in which SLF Asia competes range from developing and increasingly competitive markets such as India and China to the more mature market of Hong Kong. The increasing competition in India and China is characterized by the continued inflow of new entrants that include both local and foreign companies. The low insurance penetration rates, measured by insurance premiums relative to Gross Domestic Product in these developing markets, provide the impetus for companies to enter and expand their operations.
The regulatory environment in the region is evolving. There is increased focus on consumer protection, primarily related to unit-linked products.

Business Strength
SLF Asia represents a long-term growth engine for Sun Life Financial. Its accelerated penetration, particularly into India and China, the largest and fastest growing Asian life insurance markets, focuses on increasing sales and expanding business operations to achieve scale rapidly.
Strengths
•	Solid foundations in Hong Kong and the Philippines to support SLF Asia’s growth in developing markets

•	SLF Asia can leverage the Company’s international resources and expertise to develop innovative, value-added products

•	The Philippines has strong asset management practices, demonstrating superior investment performance
Opportunities
•	The demand for innovative health and wealth management products exists as the public “safety net” is limited

•	Intensive competition for agent recruitment combined with increased public acceptance of alternate distribution channels provide opportunities to leverage SLF Asia’s telemarketing expertise

•	India’s middle class, with its increasing wealth, provides opportunities to offer innovative wealth accumulation and protection products

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF Asia’s strategy is to achieve scale rapidly in each market where it operates to develop into a significant long-term revenue and earnings growth operation. As such, it is increasing its speed to market for new and innovative products and leveraging the Company’s asset management capability that exists in Asia as well as globally. The local initiatives will complement the leveraging of Sun Life Financial worldwide resources to bring industry-leading products, services and best practices to Asia.
Financial and Business Results

Summary Statement of Operations
(C$ millions)	2007	2006	2005

Premiums	629	640	524
Net investment income	255	318	223
Fee income	93	64	12

Total revenue	977	1,022	759
Client disbursements and change in actuarial liabilities	501	621	499
Commissions and other expenses	330	283	201
Income taxes	23	17	17

Common shareholders’ net income	123	101	42

SLF Asia contributed $123 million to common shareholders’ net income for the year ended December 31, 2007, an increase of $22 million over 2006. Improved Hong Kong earnings from the effect of strong equity markets and business growth, expense and interest rate reserve releases in the Philippines, and in Indonesia, reserve strengthening negatively impacting its 2006 results were partially offset by lower earnings in India and China from higher investment in the expansion initiative. The expansion initiative is characterized by accelerated penetration into emerging markets through rapid branch expansion in India and continued expansion into more cities in China.
SLF Asia’s total revenue declined by 4% to $977 million in 2007 compared to 2006, including the unfavourable impact of $17 million from currency fluctuations due to the stronger Canadian dollar. Lower net investment income in 2007 than 2006 was related to the impact of fair value changes in held-for-trading assets based on the previously mentioned changes in Canadian investment accounting rules. Higher fee income on the growth of investment-linked business more than offset the decrease in premiums. In 2007, SLF Asia’s sales were primarily investment-linked products which are recognized in segregated funds deposits rather than premiums under Canadian generally accepted accounting principles.
ROE(1) for SLF Asia increased to 11.0% from 10.2% in 2006, primarily due to increased common shareholders’ net income.

(1)	ROE for the business segments is a non-GAAP measure. For additional information, see Non-GAAP financial measures on page 16.
SLF Asia’s strong sales momentum escalated during 2007, attributable to the expansion program launch. SLF Asia sales for the full year 2007 grew by 77% in Canadian currency over the same period in 2006 driven by strong demand for investment-linked products. In local currency, 2007 sales were up 50% in Hong Kong and 39% in Indonesia over 2006, with improved agent productivity. In India, sales on a local currency basis grew by 106% over 2006 as the direct sales force expansion continued. The increased presence in China also contributed to a sales boost of 108% in local currency over 2006.

(1)	Includes 100% of sales for joint ventures.
Results by Business Unit
Hong Kong
The Company’s Hong Kong operations offer a complete range of products to address protection and savings needs. Individual life and health insurance, group life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are supplied to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance and brokers.
Individual life insurance sales were up 50% in local currency over 2006 on the strength of continued consumer demand for unit-linked products, which the enhanced product range helped to fulfil. Improved agent productivity also contributed to the sales increase. Third-party pension administration AUM

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MANAGEMENT’S DISCUSSION AND ANALYSIS
increased by 22% in local currency over 2006, driven by the continued growth of the mandatory provident funds, and strong equity market performance.
Philippines
Sun Life Financial’s Philippines operations distribute a diverse range of protection and savings products largely through their proprietary career agent sales force. The Company offers traditional and unit-linked individual life insurance products, savings products (including those for pre-need pension and education) as well as mutual funds to individuals and institutions, while group life and health insurance products are marketed to employer groups.
On a local currency basis, individual sales increased by 3% in 2007 compared to 2006 and reflected a shift in the consumers’ preference to investment-linked products from traditional products. In local currency, net sales in the asset management business doubled in 2007, with AUM growing by 60% in 2007. Sun Life Financial’s Philippines operations increased their presence by expanding to 76 sales offices, including 37 customer centres in 2007. This will help to sustain their long-term growth prospects.
India
Birla Sun Life, the Company’s insurance joint venture with the Aditya Birla Group in India, provides a full range of individual life insurance, group life insurance and group savings products. The Company markets these products through a multi-channel distribution network, including a career agent sales force, bancassurance arrangements, brokers and worksite marketing, to reach different segments of the market.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full range of mutual fund products to individuals and institutional investors. Independent financial advisors and banks distribute Birla Sun Life mutual funds to the retail sector, while direct distribution serves Corporate accounts.
In local currency, Birla Sun Life’s individual life insurance sales in 2007 were up 106% over 2006 with the expansion of branches and consequent career agency growth. Birla Sun Life opened 202 new branches, and the career agents increased to 85,000 advisors from 34,000 at the end of 2006.
Birla Sun Life Asset Management Company Limited grew AUM by $3.9 billion to reach $8.8 billion as at December 31, 2007 with net sales exceeding the $3.0 billion mark.
China
Sun Life Everbright, the Company’s joint venture with the Everbright Group in China, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance, and savings products. Group life and health insurance are provided to employer groups through a direct sales force, brokers and agents.
Sun Life Everbright sales, in local currency, increased by 108% over 2006 as expansion continued with the opening of one branch and four sales offices during 2007, bringing the operations to 16 cities. The Shanghai branch office opened in the fourth quarter of 2007.
Indonesia
SLF Asia’s Indonesian operations provide both traditional and investment-linked individual life insurance to individuals through a career agent sales force and bancassurance partners. Life insurance products are also marketed to affinity groups via telemarketing. The 2007 sales increase of 39% in local currency over 2006 benefited from improved agent productivity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate
The Corporate segment includes the results of SLF U.K., SLF Reinsurance, which is the Company’s active Reinsurance business unit, and Corporate Support operations that include run-off reinsurance and revenue and expenses of a corporate nature not attributable to the Company’s other segments.
Financial and Business Results

Summary Statement of Operations(1)
(C$ millions)	2007	2006	2005

Premiums	963	987	856
Net investment income	421	802	791
Fee income	25	16	45

Total revenue	1,409	1,805	1,692
Client disbursements and change in actuarial liabilities	974	1,303	1,261
Commissions and other expenses	209	203	334
Income taxes	(28)	(61)	(94)
Non-controlling interests in net income of subsidiaries	1	1	3
Dividends paid to preferred shareholders	69	48	24

Common shareholders’ net income	184	311	164
Plus: Special items(2)	61	—	60

Operating earnings	245	311	224

(1)	Including consolidation adjustments related to activities between segments.

(2)	The impact of special items on earnings is described on page 17 under the heading Non-GAAP Financial Measures.
For the year ended December 31, 2007, Corporate reported common shareholders’ net income of $184 million, $127 million lower than in 2006. Corporate Support’s reduced earnings of $173 million were primarily as a result of the after-tax charges to earnings of $43 million for the intangible asset write-down on the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities. Reserve strengthening in run-off reinsurance related to interest rate and market movements in 2007 further contributed to the lower earnings. Higher SLF U.K. earnings of $42 million as compared to 2006 partly moderated Corporate Support’s decreased earnings.
Excluding the above-mentioned after-tax charges of $61 million, the 2007 operating earnings of Corporate were $245 million, a decrease of $66 million over 2006.
Results by Business Unit
SLF U.K.
The SLF U.K. in-force life and pension policies constitute a run-off block of business. Most administrative functions have been outsourced to external service providers, which are managed by a small corporate governance team.
For the year ended December 31, 2007, SLF U.K. earned $213 million compared with $171 million in 2006. The 2007 results reflected the reimbursement of, and lower provisions for, certain mortgage endowment costs and a favourable resolution of a tax matter with the revenue authorities. The strengthening of the British pound sterling against the Canadian dollar increased 2007 earnings by $6 million compared to 2006 rates.
SLF Reinsurance
SLF Reinsurance provides customized reinsurance and risk management solutions, primarily for the life retrocession market. It holds a leadership position in its markets, with a North American market share of 34% and also operates in the European market.
SLF Reinsurance issues both individual and group life retrocession business. As clients are mainly life reinsurance companies, SLF Reinsurance represents a business-to-business enterprise.

Sun Life Financial Inc.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2007, SLF Reinsurance earned $97 million compared with $93 million in 2006, reflecting improved mortality and premium income that continued at levels above 2006. Business in-force continued to grow during 2007 due to both sales and favourable persistency.
The SLF Reinsurance business unit will continue to focus on improving operational and organizational efficiency to meet the demands of a changing market environment.
Corporate Support
Corporate Support operations include revenue and expenses of a corporate nature not attributable to Sun Life Financial’s other segments as well as the Company’s run-off reinsurance business.
For the year ended December 31, 2007, Corporate Support had a loss of $126 million compared with common shareholders’ net income of $47 million in 2006. The loss in 2007 reflected charges of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities. Higher expenses in 2007 than 2006 primarily related to the branding strategy and systems spend as well as run-off reinsurance’s reserve strengthening related to interest rate and equity market movements also contributed to the unfavourable variance versus 2006 earnings.
Without the impact of the special charges for the intangible asset write-down and the redemption premium mentioned above, Corporate Support’s operating loss was $65 million in 2007 compared to $47 million net income in 2006.

Sun Life Financial Inc.	44

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Management
Introduction
The Company’s enterprise-wide risk management framework establishes worldwide practices for risk management and includes policies, processes to identify, assess, manage and monitor risks and risk tolerance limits and worldwide practices for risk management. It provides governance and oversight of the risk management activities across the Company’s business segments, fostering the discipline and consistency applied to the practice of risk management.
Risk Framework
Objectives
The risk management program is designed to:
(i)	avoid risks that could materially adversely affect the value or reputation of the Company

(ii)	contribute to sustainable earnings

(iii)	identify risks that the Company can manage in order to increase returns

(iv)	provide transparency of the Company’s risks through internal and external reporting
Risk Philosophy
The Company’s business includes accepting risks for appropriate return and taking on those risks that meet its objectives. The Company’s risk management program is aligned with its vision and strategy and embeds risk management within the business management practices of the business segments.
Risk Culture
The Company’s culture supports an effective risk management program. The elements of the risk culture include:
(i)	acting with integrity

(ii)	understanding the impact of risk on customers

(iii)	embedding risk management into the business

(iv)	promoting full and transparent communications

(v)	collaboration

(vi)	aligning of objectives and incentives
An enterprise-wide Code of Business Conduct supports the appropriate ethical environment in the Company.
Accountabilities
The Company’s enterprise-wide risk management framework provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, has oversight responsibility for enterprise-wide risk management and ensures that management has appropriate and effective policies, operating guidelines and procedures in place to manage risk. Management is responsible for managing risks and for reporting on key risk issues to the committee on a regular basis.
Key Risk Processes
The Company has implemented a formal risk management program. Each business segment identifies the current key risks that may impact its business. The Company then identifies the key risks that may materially impact the organization as a whole. Exposures to these risks are measured and assessed on a qualitative and quantitative basis. Appropriate risk responses and action plans are developed and documented to manage the exposure. Risks are monitored on an ongoing basis, including regular reporting on the status of action plans. An annual enterprise-wide view of the most significant risks is developed and reported to senior management and the Risk Review Committee of the Board of Directors. Additional information on these risks is available in SLF Inc.’s 2007 AIF under the heading Risk Factors.
Risk Policies
The Company has enterprise-wide consolidated risk management policies, which provide a consistent approach to risk identification, measurement and assessment, risk response, and monitoring, control and reporting of exposures.
Risk Measurement
Market Risk Tolerance and Earnings-at-Risk
The Company has established market risk tolerance limits that set out the maximum sensitivity of its income to changes in interest rates and the equity markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business segments against a set of internally prescribed market shocks. The Company’s risk exposures relative to these preset limits are regularly reported to senior management and the Risk Review Committee.
The Company also deploys an Earnings-at-Risk measurement model, which analyzes capital market risks. The Earnings-at-Risk model also projects a distribution of possible deviations of earnings to further assist in risk management activities.
Sensitivity of Earnings
The following table sets out the sensitivity of the Company’s earnings to changes in interest rates and equity markets based on the existing business mix. The sensitivities shown are for a one-year period where the market shocks occur at the beginning of the period. The sensitivities include the impact on Sun Life Financial’s consolidated asset management and insurance businesses. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Sun Life Financial Inc.	45

MANAGEMENT’S DISCUSSION AND ANALYSIS
The amounts in the table reflect the implementation of the new Canadian accounting standards for financial instruments on January 1, 2007, described on page 15 of this MD&A under the heading Accounting Policies.

Increase (Decrease) in Earnings
($ millions)

Interest Rate Sensitivity (1)
1% Increase	206
1% Decrease	(298)
Equity Market Sensitivity (2)
10% Increase	121
10% Decrease	(131)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(2)	Represents the percentage change in equity markets.

Risk Categories
The risks facing the Company can generally be classified into the following categories:

Risk Category	Risk Management Approach — Highlights

Strategic risk — the risk of failure to achieve the Company’s vision, mission, or long-term business objectives, either through incorrect strategy choices or improper implementation of those choices
•   The Company’s Strategic and Business Planning Processes address key strategic risks and are integrated with the Key Risk Process
•   Regular review by the SLF Inc. Board of Directors of progress on business plans
•   Annual Business Reviews of Key Risks with the Executive Risk Committee

Market risk — the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets, interest rates and/or other market variables
•   The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment
•   Exposure to capital markets is monitored and managed against established risk tolerance limits
•   Individual stock holdings are diversified by industry type and corporate entity
•   Real estate holdings are diversified by location and property type
•   Effects of large and sustained adverse market movement are monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques
•   The Company’ maintains specific policies related to the management of liquidity (see pages 48 to 49 in this MD&A under the heading Financial Position and Liquidity) and foreign exchange risks
•   Consideration is given to the use of specific derivatives in the management of specific market-related risks

Interest rate risk — the risk of asset/liability mismatch resulting from interest rate volatility
•   Matching policy established for each portfolio of assets and associated liabilities to keep potential losses within acceptable limits
•   “Key rate duration” technique employed for certain interest-sensitive businesses (e.g., individual and group annuities) to examine duration gaps of assets and liabilities at discrete points on the yield curve and to manage these gaps within specified tolerance limits

Sun Life Financial Inc.	46

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Category	Risk Management Approach — Highlights
Credit risk — the uncertainty surrounding the likelihood of default or credit downgrade
•   Credit risks associated with fixed income investments are managed by major business segment and the Company in aggregate using:
•   Detailed credit and underwriting policies
•   Specific diversification requirements
•   Comprehensive due diligence and ongoing credit analysis
•   Aggregate counterparty exposure limits
•   Monitoring against pre-established limits
•   Provisions for impaired assets are charged against the carrying value of the asset with additional allowances provided for in actuarial liabilities

Reinsurance ceded risk — the counterparty risk relating to externally reinsuring exposures	• Policy established to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

Product design and pricing risk — the risk arising from inappropriate or inadequate product design and pricing, including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, changes in policyholder behaviour, and taxes

•   Enterprise-wide policy for product design and pricing
•   Annual compliance assessment is performed by all business units against policies and guidelines for product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes
•   Internal audit of business unit pricing processes and compliance to product design and pricing policy is performed on a rotating basis

Mortality and morbidity risk — the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies
•   Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims
•   Underwriting requirements are regularly scrutinized against industry guidelines
•   Group insurance policies are underwritten prior to initial issue and renewals, driven by risk selection, plan design and rating techniques
•   Risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained, varying by geographical region
•   Amounts in excess of limits are reinsured

Legal, regulatory and market conduct risk management — the risk associated with failure to comply with laws or to conduct business consistent with changing regulatory or public expectations
•   A strong compliance culture is promoted by setting the appropriate tone at the top with respect to compliance with laws and regulations
•   Enterprise-wide compliance policies and framework established with annual self-assessment by all business units
•   Annual enterprise-wide attestation by all employees regarding compliance with the Code of Business Conduct
•   Key compliance risks are monitored at the corporate and business segment levels

Sun Life Financial Inc.	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Category	Risk Management Approach — Highlights
Operational risk — the uncertainty arising from internal events caused by failures of people, process and technology as well as external events
•   Strong operational risk management culture with emphasis on the identification, assessment, mitigation, tracking and reporting of operational risks
•   Enterprise-wide and business-specific operational policies and guidelines established, including an annual attestation of compliance to policies and operating guidelines
•   Comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against potential losses
•   Environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

Financial Position and Liquidity
The Company’s asset/liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
Principal Sources of Funds
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
As at December 31, 2007, the Company maintained cash, cash equivalents and short-term securities totalling $5.5 billion, of which 19% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 19% at the end of 2006. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.
Net cash, cash equivalents and short-term securities decreased by $739 million in 2007. Cash flows generated by operating activities decreased by $3.4 billion in 2007 from 2006 mainly as a result of the issuances of US$1.8 billion in medium-term notes in 2006, which were not repeated in 2007 and the impact from the timing of outstanding investment transactions. Net cash used in investing activities decreased by $323 million over 2006 mainly from lower 2007 net purchases of long-term invested assets partly offset by the Genworth EBG business acquisition in the second quarter of 2007 and higher purchases of short-term securities in 2007. Financing activities increased cash used by $448 million during 2007 compared to 2006. The 2007 proceeds from the US$1.0 billion unsecured financing, issuances of $650 million of fixed/floating debentures and $250 million of preferred shares compared with the $1.0 billion of fixed/floating debentures and $550 million in preferred shares issued in 2006. Partnership Capital Securities and senior debentures for a combined total of $727 million were redeemed in 2007, while there were no redemptions in 2006. Dividends paid to common shareholders in 2007 were $119 million higher than the 2006 amount paid to common shareholders.

Sun Life Financial Inc.	48

MANAGEMENT’S DISCUSSION AND ANALYSIS
Cash Flow

($ millions )	2007	2006	2005

Net cash provided by operating activities	1,042	4,469	2,777

Net cash provided by (used in) financing activities	(92)	356	290

Net cash provided by (used in) investing activities	(2,324)	(2,647)	(3,974)

Changes due to fluctuations in exchange rates	41	18	(101)

Increase (decrease) in cash and cash equivalents	(1,333)	2,196	(1,008)

Cash and cash equivalents, beginning of period	4,936	2,740	3,748

Cash and cash equivalents, end of period	3,603	4,936	2,740

Short-term securities, end of period	1,897	1,303	2,351

Cash, cash equivalents and short-term securities, end of period	5,500	6,239	5,091

Liquidity
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	capital levels

•	asset levels

•	matching position

•	diversification and credit quality of its investments

•	cash forecasts and actual amounts against established targets
In addition, the Company maintains a committed standby credit facility through a syndicate of banks. The agreements relating to the Company’s letters of credit and lines of credit contain typical covenants for investment grade companies regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
Capital
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity, and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes SLEECS issued by Sun Life Capital Trust (SLCT). The Partnership Capital Securities issued by a non-consolidated variable interest entity of SLF Inc. were also part of capital until they were redeemed on May 6, 2007. These entities were deconsolidated in 2005 as a result of certain accounting policy changes. Notes 12 and 14 to SLF Inc.’s 2007 Consolidated Financial Statements include additional details on the Company’s capital.
In 2007, capital fell to $20.2 billion, a decrease of $326 million over 2006. Strong organic capital generation, the $545 million adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 and the $55 million of common shares issued on the exercise of stock options benefited capital. The reductions in capital were attributed to the $502 million of common shares repurchased and cancelled, the $1.5 billion change in the value of the foreign currency translation account and the $290 million in other comprehensive income due to unrealized losses on available-for-sale assets. The issuances of $245 million of preferred shares, net of expenses and $400 million of Series 2007-1 subordinated debt were offset by the Partnership Capital Securities redemption in May 2007 and the US$27 million subordinated note that matured on December 15, 2007.
In 2007, the Company took advantage of low long-term interest rates and a favourable market environment to issue an additional series of non-cumulative perpetual preferred shares and subordinated unsecured fixed/floating debt. In February 2007, the Company issued 10 million Class A non-cumulative Preferred Shares Series 5 for an aggregate amount of $250 million

Sun Life Financial Inc.	49

MANAGEMENT’S DISCUSSION AND ANALYSIS
that pay quarterly cash dividends at a per annum rate of 4.50%. In May 2007, the Company issued $400 million of Series 2007-1 Subordinated Unsecured Fixed/Floating Debentures, yielding 5.40% annually, due in 2042.
The table below summarizes changes in the Company’s capital position over the past three years:

($ millions)	2007	2006	2005

Balance, beginning of year	20,489	18,851	17,899
Adjustment to opening retained earnings and other comprehensive income for changes to investment accounting rules effective January 1, 2007	545	—	—
Common shareholders’ net income	2,219	2,089	1,843
Common share dividends	(752)	(663)	(581)
Issuance (buyback) of common shares (net of expenses)	(447)	(514)	(466)
Stock option compensation	1	18	17
Effect of changes in exchange rates	(1,491)	163	(402)
Other comprehensive income (loss), net of taxes	(290)	—	—

Total change in common shareholders’ equity	(215)	1,093	411
Partnership Capital Securities redemption	(698)	—	—
Exchange rate changes — Subordinated notes and Partnership Capital Securities	(26)	—	(27)
Issuance of subordinated debt (net of redemptions and expenses)	366	—	—
Issuance of preferred shares (net of redemptions and expenses)	245	538	562
Accounting policy and other changes	2	7	6

Balance, end of year	20,163	20,489	18,851
In 2007, SLF Inc. purchased and cancelled 9.8 million common shares at a cost of $502 million.
The Company grants stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date. As at February 8, 2008, 8.1 million options to acquire SLF Inc. shares and 564.2 million common shares of SLF Inc. were outstanding.
Number of Common Shares Outstanding

(in millions)	2007	2006	2005

Balance, beginning of year	571.8	582.0	592.0
Stock options exercised	2.1	2.2	3.1
Shares repurchased	(9.8)	(12.4)	(13.1)

Balance, end of year	564.1	571.8	582.0

Number of Stock Options Outstanding

(in millions)	2007	2006	2005

Balance, beginning of year	9.1	10.0	12.4
Options issued	1.3	1.5	1.3
Options exercised or cancelled	(2.2)	(2.4)	(3.7)

Balance, end of year	8.2	9.1	10.0

Shareholders’ Dividends
SLF Inc. increased its quarterly common shareholders’ dividend to $0.32 per share in the first quarter of 2007 and to $0.34 per share in the third quarter of 2007. Total common shareholder dividends declared in 2007 were $1.32 per share, up 15% from $1.15 in 2006.
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. SLF Inc.’s dividend target payout ratio objective (common share dividends as a percentage of net income after preferred share dividends) is in the range of 30%-40%. The 2007 ratio of 33% met this objective. The Board of Directors reviews this objective on a periodic basis.
Long-Term Debt
In February 2007, the Company issued an additional $250 million of Series B Senior Unsecured Fixed/Floating Debentures, yielding 4.95% annually, due in 2036.
As at December 31, 2007, the Company’s long-term debt consisted of: (i) $1.2 billion of SLEECS with maturity dates between 2031 and 2052, (ii) $1.8 billion of senior unsecured debentures with maturity dates between 2031 and 2036, (iii) $1.6 billion in subordinated debentures with maturity dates between 2015 and 2042, and (iv) US$150 million in subordinated notes with maturity dates of 2015. The maturity dates of the Company’s long-term debt are well distributed over the medium-to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.

Sun Life Financial Inc.	50

MANAGEMENT’S DISCUSSION AND ANALYSIS
In addition to the above long term debt, other liabilities include borrowings in connection with financing arrangement in place to address U.S. statutory reserve requirements for certain universal life contracts as described on page 10 of this MD&A.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, slightly decreased by 0.2% over the past year to 22.0% as at December 31, 2007.
Capital Adequacy
SLF Inc. has a policy designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risk associated with its subsidiaries’ businesses. The approach to managing capital has been developed to ensure that an appropriate balance is maintained between the internal assessment of capital required and the requirements of regulators and rating agencies. SLF Inc.’s capital base is structured to maximize the level of permanent capital while maintaining a cost efficient structure at the desired leverage ratio. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was well above its internal minimum target capital levels as at December 31, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2007 well exceeded the levels that would require any regulatory or corrective action. Additional details concerning the calculation of available capital and MCCSR are included in the 2007 AIF of SLF Inc. under the heading Regulatory Matters.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain a regulatory level of at least 200% of risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was well above the minimum level as at December 31, 2007.

Sun Life Financial Inc.	51

MANAGEMENT’S DISCUSSION AND ANALYSIS
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company endeavours to maintain capital levels well above the minimum local requirements.
Off-balance Sheet Arrangements
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	earn management fees and additional spread on a matched book of business

•	reduce financing costs
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	asset securitizations

•	securities lending
Asset securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. Periodically, the Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
The table summarizes the Company’s asset securitization program. Additional information is available in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.

($millions)	2007	2006

As at December 31

Securitized assets under management	1,939	2,595

The Company’s retained interests	91	103

For the year ended December 31

Cash flow received on retained interests and servicing fees	14	18

Securities Lending
The Company lends securities in its investment portfolio to other institutions for short periods to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.
Commitments, Guarantees, Contingencies and Reinsurance Matters
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 20 to SLF Inc.’s 2007 Consolidated Financial Statements.
The table on the following page summarizes the Company’s contractual obligations as at December 31, 2007.

Sun Life Financial Inc.	52

MANAGEMENT’S DISCUSSION AND ANALYSIS
Contractual Obligations

	Payments due by period
($ millions)	Total	Within 1 year	1-3 years	4-5 years	Over 5 years

Senior debentures and unsecured financing	4,010	—	—	—	4,010
Subordinated debt	1,796	—	—	—	1,796
Operating leases	408	88	147	98	75
Credit-related arrangements
Contractual commitments	1,809	1,085	724	—	—
Letters of credit	373	373	—	—	—
General fund policyholder liabilities(1)	198,504	13,299	13,169	11,798	160,238

Total contractual obligations	206,900	14,845	14,040	11,896	166,119

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2007 SLF Inc. Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.
Legal and Regulatory Proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including provincial and state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers Inc. (NASD), and Canadian securities commissions, from time to time make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Controls and Procedures
Disclosure Controls and Procedures
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO), the Executive Vice President and Chief Financial Officer (CFO) and the Executive Vice President and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 issued by the Canadian
Securities Administrators and Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2007, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2007.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, and based on that assessment concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Chartered Accountants on Internal Control over Financial Reporting in Sun Life Financial Inc.’s 2007 Consolidated Financial Statements.
No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

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